UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2011

May 16, 2011

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
General meeting of shareholders:	June 29, 2011
Dividend payment date:	June 29, 2011
Securities report issuing date:	June 29, 2011
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2011

(1)    Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2011	4,528,933	(10.1)	646,432	18.5	583,079	50.0
March 31, 2010	5,040,282	(11.2)	545,697	559.0	388,734	—

(*)	Comprehensive income

                   March 31, 2011: (37,079) million yen,         - %                 ;          March 31, 2010: 1,670,737 million yen,         -%

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2011	39.95	39.88	6.6	0.3	14.3
March 31, 2010	29.57	29.54	4.9	0.3	10.8

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2011: 11,371 million yen;      March 31, 2010: 2,614 million yen

(2)    Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Stock	Risk-adjusted Capital Ratio (*2)
	million yen	million yen	%	yen	%
As of
March 31, 2011	206,227,081	10,814,425	4.3	604.58	14.89
March 31, 2010	204,106,939	11,299,459	4.6	612.05	14.87

(Reference) Shareholders’ equity as of      March 31, 2011: 8,948,948 million yen;      March 31, 2010: 9,305,795 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below (Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

(3)    Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2011	10,495,808	(8,587,988)	(948,646)	4,919,083
March 31, 2010	14,601,067	(15,625,731)	1,102,334	4,110,281

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2010	—	6.00	—	6.00	12.00	154,777	40.6	2.1
ended March 31, 2011	—	6.00	—	6.00	12.00	169,809	30.0	2.0
ending March 31, 2012 (Forecast)	—	6.00	—	6.00	12.00	——	29.2	——

(*)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2012 (Consolidated)

MUFG has set an earnings target of 600.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses,

MUFG discloses a target of its consolidated net income instead of a forecast of its performance. Please see “3. Management Policy (4) Management Targets” on page 10, for further information of these targets.

4. Other

(1)	Changes in significant subsidiaries during the period: Yes

One company is newly added (MM Partnership)

(2)	Changes in accounting policies, procedures, presentation rules, etc.

(A) Changes due to revision of accounting standards: Yes

(B) Changes due to reasons other than (A): Yes

Note:	For more details, please see “Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements” in page 29 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:
Mar. 31, 2011	14,150,894,620 shares	Mar. 31, 2010 14,148,414,920 shares

(B) Treasury stocks:
Mar. 31, 2011	9,413,730 shares	Mar. 31, 2010 9,781,950 shares

(C) Average outstanding stocks:	Fiscal year ended Mar. 31, 2011 14,140,858,163 shares
Fiscal year ended Mar. 31, 2010 12,329,080,999 shares

Note: For more details, please see “Per Share Information” in page 49 of Appendix.

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2011

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2011	413,611	42.2	398,756	45.4	369,982	56.9	344,931	244.6
March 31, 2010	290,824	(3.5)	274,306	(3.8)	235,848	(3.5)	100,088	(66.6)

	Net Income per Common Stock		Diluted Net Income per Common Stock
	yen		yen
Fiscal year ended
March 31, 2011	23.11		23.09
March 31, 2010	6.17		6.17

(2)  Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2011	10,991,515	8,612,722	78.3	579.94
March 31, 2010	11,180,345	8,711,750	77.9	569.22

(Reference) Shareholders’ equity as of March 31, 2011: 8,605,534 million yen; March 31, 2010: 8,705,299 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by

“Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the

“Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2010	—	30.00	—	30.00	60.00
Fiscal year ended March 31, 2011	——	——	——	——	——

(Note) MUFG repurchased Preferred Stock First Series of Class 3 in April 2010 and cancelled in April 2010.
	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2010	—	57.50	—	57.50	115.00
Fiscal year ended March 31, 2011	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2012 (Forecast)	—	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2010	—	2.65	—	2.65	5.30
Fiscal year ended March 31, 2011	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2012 (Forecast)	—	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
(3) Basic policy regarding profit distribution and dividends for fiscal years 2010 and 2011	4
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	5
3. Management Policy	7
(1) Principal management policy	7
(2) Medium- and long-term management strategy	8
(3) Key issues	9
(4) Management Targets	10
4. Consolidated Financial Statements	11
(1) Consolidated Balance Sheets	11
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	13
(3) Consolidated Statements of Changes in Net Assets	16
(4) Consolidated Statements of Cash Flows	19
Notes on Going-Concern Assumption	21
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements	21
Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements	29
New Presentation Rule	30
Additional Information	30
Notes to the Consolidated Financial Statements	31
Consolidated Balance Sheet	31
Consolidated Statements of Income	34
Consolidated Statements of Comprehensive Income	35
Consolidated Statements of Changes in Net Assets	36
Consolidated Statements of Cash Flows	38
Financial Instruments	39
Securities	41
Money Held in Trust	44
Net Unrealized Gains (Losses) on Other Securities	44
Business Combinations	45
Segment Information	48
Per Share Information	49
Material Subsequent Events	51
5. Non-consolidated Financial Statements	52
(1) Non-consolidated Balance Sheets	52
(2) Non-consolidated Statements of Income	54
(3) Non-consolidated Statements of Changes in Net Assets	55
Notes on Going-Concern Assumption	57
6. Other	57
(1) Changes of Directors and Corporate Auditors	57

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2011”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 16, 2011 (Monday)
Explanation for investors and analysts:	May 26, 2011 (Thursday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2011)

The current financial and economic environment features robust growth among emerging and resource-producing countries, especially the BRICS (Brazil, Russia, India, China, and South Africa). Advanced countries in Europe and the United States, on the other hand, were facing deepening structural issues––ballooning fiscal deficits and stubbornly-high unemployment rates––although the US in particular appeared to be recovering more in the second half of fiscal 2010 on rising exports and with further financial and fiscal measures. Japan had slowed since fiscal 2010, with the economy in a holding pattern since autumn following the end of the Eco-car Subsidy program. Japan’s economy had been showing signs of returning to a recovery path early this year as improving overseas economies had boosted Japan’s exports and production. But the Great Eastern Japan Earthquake that struck on March 11 has caused greater uncertainty about the country’s economy.

In the financial environment, while emerging and resource-producing countries with strong economies had embarked on a series of policy rate hikes, Europe and the US continued to maintain their low interest rate policies. The Bank of Japan had ventured further into the realm of unconventional monetary policy. The central bank expanded its fixed-rate funds-supplying operations introduced in fiscal 2009, in May decided to supply funds to support strengthening the foundations for economic growth, and in October agreed to buy risk assets and change the uncollateralized overnight call rate target level from ‘around 0.1%’ to ‘0 to 0.1%.’ These moves had helped short-term interest rates decline, but long-term yields had fluctuated up and down, albeit at low levels, since the second half of fiscal 2010. The Japanese Yen continued to be susceptible to upward pressure against the U.S. Dollar on risk-averting yen buying, and the Japanese Yen hit a historical high against the U.S. Dollar in the days following the March 11 earthquake.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2011 decreased by 77.8 billion yen from the previous fiscal year to 3,522.5 billion yen. This was mainly due to a decrease in net interest income such as income from deposit-lending spread caused by a decline in interest rate and loan balance and income from consumer-finance segment due to revisions of Money Lending Business Act, partially offset by an increase in income from market related product, including net gains on sales of debt securities. General and administrative expenses decreased by 63.9 billion yen from the previous fiscal year due to the progress on an intensive ongoing corporate-wide cost reduction. As a result, net business profits were 1,501.6 billion yen, remained almost unchanged from the previous fiscal year.

Total credit costs for the fiscal year ended March 31, 2011 decreased by 406.0 billion yen from the previous fiscal year to 354.1 billion yen, mainly due to a decrease in provision for credit losses and losses on loan write-off reflecting a decrease in number of bankruptcies. However, net gains on equity securities decreased by 89.6 billion yen from the previous fiscal year, primarily due to lower stock prices that resulted in reduced gains on sales of equity securities. Other non-recurring gains and losses decreased by 196.6 billion yen from the previous fiscal year, mainly as a result of additional expenses recorded at consumer finance subsidiaries due to the return of interest payments.

Mitsubishi UFJ Financial Group, Inc.

As a result, ordinary profits for the fiscal year ended March 31, 2011 was 646.4 billion yen, an increase of 100.7 billion yen from the previous fiscal year and consolidated net income for the fiscal year ended March 31, 2011 was 583.0 billion yen, an increase of 194.3 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2011	For the fiscal year ended March 31, 2010	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,522.5	3,600.4	(77.8)
General and administrative expenses	2,020.8	2,084.8	(63.9)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,501.6	1,515.5	(13.8)
Credit costs	(424.2)	(825.2)	400.9
Net gains (losses) on equity securities	(57.1)	32.4	(89.6)
Other non-recurring gains (losses)	(373.7)	(177.1)	(196.6)
Ordinary profits	646.4	545.6	100.7
Net income (losses)	583.0	388.7	194.3
Total credit costs *1	(354.1)	(760.1)	406.0

*1	Included gains on loans written-off

(Earnings Forecasts for the fiscal year ending March 31, 2012)

MUFG has set an earnings target of 600.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets” on page 10, for further information of these targets.

(2)  Analysis of financial condition

Total assets as of March 31, 2011 increased by 2,120.1 billion yen from March 31, 2010 to 206,227.0 billion yen, and total net assets as of March 31, 2011 decreased by 485.0 billion yen from March 31, 2010 to 10,814.4 billion yen. The decrease in total net assets reflected a decrease in total accumulated other comprehensive income of 503.0 billion yen, which was primarily due to a decrease of net unrealized gains on other securities due to lower stock prices.

With regard to major items of assets, securities as of March 31, 2011 increased by 7,059.1 billion yen from March 31, 2010 to 71,023.6 billion yen and loans and bills discounted as of March 31, 2011 decreased by 4,885.5 billion yen from March 31, 2010 to 79,995.0 billion yen. With regard to major items of liabilities, deposits as of March 31, 2011 increased by 252.3 billion yen from March 31, 2010 to 124,144.3 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2011 was 14.89%, an improvement of 0.02 percentage points from March 31, 2010.

Mitsubishi UFJ Financial Group, Inc.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2010 and 2011

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2010, MUFG plans to pay ¥6 per share in accordance with the previously announced dividend forecast. As a result, the annual dividend for fiscal year 2010, including the interim dividend of ¥6 per share, is expected to be ¥12 per share, which is the same amount as the annual dividend of ¥12 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2010, MUFG plans to pay; for the first series of class 5 preferred stock, the prescribed amount of ¥57.50 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥115 per share for the fiscal year); and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥5.30 per share for the fiscal year).

The annual dividend forecast for common stock for fiscal year 2011 is ¥12 per share, which is the same amount as the annual dividend paid for fiscal year 2010. The annual dividend forecasts for preferred stock for fiscal year 2011 are: for the first series of class 5 preferred stock, the prescribed amount of ¥115 per share; and for class 11 preferred stock, the prescribed amount of ¥5.30 per share.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 232 subsidiaries (of which 231 are consolidated, and one is an equity-method accounted non-consolidated subsidiary), as well as 66 affiliates (of which 65 are equity-method accounted affiliates, and one is a non-equity-method accounted affiliate). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card / loan business, leasing business and other businesses. The Group conducts reporting of its main entities (on a consolidated basis) on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2011)

○: Consolidated subsidiary ◇: Equity-method accounted affiliate

Mitsubishi UFJ Financial Group

Group	Company
	Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	○The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	○kabu.com Securities Co., Ltd.
	○Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
	○MU Frontier Servicer Co., Ltd.
	○NBL Co., Ltd.
	○Mitsubishi UFJ Factors Limited
	○Mitsubishi UFJ Research and Consulting Co., Ltd.
	○Mitsubishi UFJ Capital Co., Ltd.
	◇JACCS CO., LTD.
	◇Jibun Bank Corporation
	◇Mobit Co., Ltd.
	◇JALCARD, INC.
	◇BOT Lease Co., Ltd.
	◇Senshu Ikeda Holdings, Inc.
	◇The Chukyo Bank, Ltd.
	○UnionBanCal Corporation
	○BTMU Capital Corporation
	○BTMU Leasing & Finance, Inc.
	○PT U Finance Indonesia
	○PT. BTMU-BRI Finance
	○PT. Bank Nusantara Parahyangan, Tbk.
	◇Dah Sing Financial Holdings Limited
Mitsubishi UFJ Trust and Banking Corporation	○Mitsubishi UFJ Trust and Banking Corporation
	○The Master Trust Bank of Japan, Ltd.
	○MU Investments Co., Ltd.
	○Mitsubishi UFJ Real Estate Services Co., Ltd.
	○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
	○Mitsubishi UFJ Global Custody S.A.
	○Mitsubishi UFJ Trust International Limited
	◇Aberdeen Asset Management PLC
Mitsubishi UFJ Securities Holdings Co., Ltd.	○Mitsubishi UFJ Securities Holdings Co., Ltd.
	○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
	○KOKUSAI Asset Management Co., Ltd.
	◇Morgan Stanley MUFG Securities Co., Ltd.
	○Mitsubishi UFJ Securities International plc
	○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
	○Mitsubishi UFJ Securities (USA), Inc.
	○Mitsubishi UFJ Securities (HK) Holdings, Limited
	◇Kim Eng Holdings Limited
CF subsidiaries *1	○Mitsubishi UFJ NICOS Co., Ltd.
	○ACOM CO., LTD.
Other businesses	○Mitsubishi UFJ Asset Management Co., Ltd. *2
	◇Mitsubishi UFJ Lease & Finance Company Limited
	◇Mitsubishi Research Institute DCS Co., Ltd.

*1	Consumer finance subsidiaries.
*2	On April 1, 2011 Mitsubishi UFJ Financial Group, Inc. transferred the shares it held in Mitsubishi UFJ Asset Management Co., Ltd. to Mitsubishi UFJ Trust & Banking Corporation and the Bank of Tokyo-Mitsubishi UFJ, Ltd. As a result, from the same date, Mitsubishi UFJ Asset Management Co., Ltd. became a consolidated subsidiary of Mitsubishi UFJ Trust & Banking Corporation.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of integrated business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 16, 2011)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Nomination and Compensation Committee
Corporate Auditors
Board of Corporate Auditors
Executive Committee
Advisory Board
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy
Channel Strategy Office
Internet & Mobile Strategy Office
Marketing Office
Consumer Finance Planning Division
Retail Branch Management Division
Retail Business Development Division
Financial Instruments Intermediary Service Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office
Retail Trust Business Office
Retail Trust Business Planning Division
Integrated Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Trust Business Planning Division
Corporate & Investment Banking Planning Division
Corporate Business Development Division
Small & Medium Enterprise Banking Office
Global Planning Division
Integrated Trust Assets Business Group
Asset Management and Administration Planning Division
Corporate Administration Division
Corporate Planning Division
Investor Relations Office
Strategic Alliance Office
Public Relations Division
Financial Planning Division
Financial Accounting Office
IFRS Project Management Office
CSR Promotion Division
Corporate Risk Management Division
Basel 2 Implementation Office
Credit & Investment Management Division
Compliance Division
Conflict-of-Interest Management Office
Legal Office
Internal Audit Division
Corporate Governance Division for the United States
Operations & Systems Planning Division

Note:	From July 1, 2011 MUFG plans to establish a new integrated business group, MUFG Global. Along with this change the Global Planning Division and the Corporate Governance Division for the United States will be transferred to MUFG Global, the Global Risk Management Division will be newly established, and the three divisions will operate under MUFG Global’s umbrella.

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1)  Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group’s management philosophy are set forth below. MUFG Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

Mitsubishi UFJ Financial Group, Inc.

(2)  Medium- and long-term management strategy

MUFG Group is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, leasing companies, consumer finance companies, investment trust companies and a U.S. bank (Union Bank). MUFG Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG Group will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG Group will fully utilize our four integrated business groups—Retail, Corporate, Global and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•

MUFG Group aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•

MUFG Group aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

Mitsubishi UFJ Financial Group, Inc.

(3)  Key issues

The Tohoku Pacific Coast Earthquake caused tremendous damage. As one of Japan’s leading financial groups, MUFG Group will firmly support the recovery of affected areas financially through the smooth flows of funds, etc.

As the fiscal year 2011 is the last fiscal year of the Medium-term Business Plan that we started in the fiscal year 2009, MUFG Group has positioned this fiscal year to be a fiscal year for actualizing sustainable growth. In order to realize further earnings growth to enhance shareholder returns, MUFG Group will focus on the actions set forth below, which we consider to be the material issues.

(Promotion of growth strategies)

MUFG Group will establish or has established integrated business groups for Retail, Corporate, Global and Trust Assets, respectively, in the holding company. In order to exercise the comprehensive group strengths, MUFG Group will promote its growth strategies beyond the business boundaries.

In the Retail business, MUFG Group will offer products that meet various needs of customers, such as products pertaining to asset management, inheritance, real estate and loans according to the customers’ life stages.

In the Corporate business, MUFG Group will aggressively promote the CIB (Corporate & Investment Banking) strategy, by, for example, aiming to further exercise the synergies generated by the integration of the domestic securities companies with Morgan Stanley.

In the Global business, while further enhancing its network, particularly in Asia where high growth potential is expected, MUFG Group will aim to expand its businesses and to raise its presence through promotion of the CIB strategy, the alliance with Morgan Stanley and the M&A strategy.

In the Trust Assets business, MUFG Group will seek to augment the balance of entrusted assets through the enhancement of cooperation within MUFG Group as well as that of product development, and will also endeavor to improve its presence as a global management institution.

Through the collective group strengths, MUFG Group will improve profitability.

(Strengthening of operating foundations)

MUFG Group will also strengthen its operating foundations.

MUFG Group will endeavor to make cost structure more efficient by reducing staff members in headquarters, upon realizing business efficiency, and then putting such staff members in the business offices or in the strategic area.

Additionally, MUFG Group will continue to reduce the amount of its holding of equity securities and will make efforts to control the credit risks on a group basis.

MUFG Group will make efforts to smoothly provide funds by working on the appropriate control and management of equity capital, in light of the trends of international reformation of regulations on equity capital.

For the financial results of the fiscal year ended March 31, 2011, Mitsubishi UFJ Morgan Stanley Securities, one of the Group’s core entities, posted substantial losses from trading transactions. MUFG Group takes this situation very seriously and will endeavor to strengthen business management and risk management systems of Mitsubishi UFJ Morgan Stanley Securities.

Mitsubishi UFJ Financial Group, Inc.

(Promotion of CSR management and strengthening the MUFG brand)

MUFG Group will seek to enhance customer satisfaction through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities). For these purposes, each officer and employee of MUFG Group will subjectively think and act with a “customer-oriented approach” and “field-oriented approach.”

MUFG Group has adopted “Addressing Global Environmental Issues” and “Nurturing Society’s Next Generation” as the two priority themes for its CSR activities. Especially with respect to environmental issues, MUFG Group formulated the MUFG Environmental Action Policy and has been carrying out specific initiatives. MUFG Group will continue to leverage its unique capabilities as a comprehensive financial group to provide support so that necessary funds are supplied to companies and individuals. We will also continue to offer products and services responding to clients’ needs.

With respect to responses to the earthquake disaster, MUFG Group will also exert all of its efforts to help people in the affected areas.

Looking ahead, based on our slogan “No.1 in service, No.1 in reliability, No.1 in global coverage” we endeavor to maintain and strengthen the MUFG brand as one that is broadly supported and appreciated by people in society.

(4)  Management Targets

MUFG has set an earnings target of 600.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2012	For the six months ending September 30, 2011	For the fiscal year ended March 31, 2011 (Results)	For the six months ended September 30, 2010 (Results)
Ordinary profits	1,070.0	480.0	646.4	542.0
Net income (loss)	600.0	280.0	583.0	356.7
Total credit costs	(280.0)	(140.0)	(354.1)	(153.0)

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	870.0	400.0	1,006.5	544.5
Ordinary profits (losses)	645.0	285.0	657.9	394.4
Net income (loss)	415.0	185.0	639.2	282.3
Total credit costs	(140.0)	(70.0)	(166.1)	(42.6)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150.0	65.0	150.4	76.2
Ordinary profits (losses)	115.0	50.0	104.6	62.8
Net income (loss)	75.0	30.0	75.4	41.5
Total credit costs	(15.0)	(5.0)	(8.0)	4.3

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Cash and due from banks	7,495,050	10,406,053
Call loans and bills bought	482,546	361,123
Receivables under resale agreements	3,559,309	4,997,138
Receivables under securities borrowing transactions	5,770,044	3,621,210
Monetary claims bought	2,967,002	2,700,617
Trading assets	16,448,683	14,946,185
Money held in trust	362,789	357,159
Securities	63,964,461	71,023,637
Loans and bills discounted	84,880,603	79,995,024
Foreign exchanges	1,051,325	1,140,201
Other assets	6,416,721	6,631,715
Tangible fixed assets	1,357,449	1,333,298
Buildings	321,088	319,485
Land	747,095	740,007
Lease assets	5,167	7,699
Construction in progress	16,816	14,917
Other tangible fixed assets	267,280	251,187
Intangible fixed assets	1,152,606	1,069,317
Software	478,147	459,268
Goodwill	512,515	450,965
Lease assets	1,215	1,047
Other intangible fixed assets	160,728	158,035
Deferred tax assets	646,495	780,310
Customers’ liabilities for acceptances and guarantees	8,889,771	8,008,084
Allowance for credit losses	(1,337,922)	(1,143,997)

Total assets	204,106,939	206,227,081

Liabilities:
Deposits	123,891,946	124,144,337
Negotiable certificates of deposit	11,019,571	10,961,012
Call money and bills sold	1,907,366	2,311,428
Payables under repurchase agreements	11,843,211	12,385,585
Payables under securities lending transactions	3,632,170	2,102,757
Commercial papers	196,929	101,688
Trading liabilities	9,894,186	11,219,391
Borrowed money	6,235,917	8,895,546
Foreign exchanges	704,233	685,309
Short-term bonds payable	480,545	436,967
Bonds payable	7,022,868	6,438,685
Due to trust accounts	1,559,765	1,459,108
Other liabilities	4,933,405	5,422,853
Reserve for bonuses	52,278	44,983
Reserve for bonuses to directors	751	543
Reserve for retirement benefits	61,821	59,192
Reserve for retirement benefits to directors	1,523	1,556
Reserve for loyalty award credits	8,717	8,627
Reserve for contingent losses	239,224	492,693
Reserves under special laws	3,098	2,235
Deferred tax liabilities	39,210	43,301
Deferred tax liabilities for land revaluation	188,963	186,765
Acceptances and guarantees	8,889,771	8,008,084

Total liabilities	192,807,479	195,412,655

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Net assets:
Capital stock	2,136,582	2,137,476
Capital surplus	2,423,322	2,174,287
Retained earnings	4,405,512	4,799,668
Treasury stock	(6,633)	(6,458)

Total shareholders’ equity	8,958,783	9,104,972

Net unrealized gains (losses) on other securities	403,490	90,765
Net deferred gains (losses) on hedging instruments	92,402	38,786
Land revaluation excess	142,848	141,198
Foreign currency translation adjustments	(254,800)	(392,083)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(36,930)	(34,691)

Total accumulated other comprehensive income	347,011	(156,024)

Subscription rights to shares	6,451	7,192
Minority interests	1,987,213	1,858,283

Total net assets	11,299,459	10,814,425

Total liabilities and net assets	204,106,939	206,227,081

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Ordinary income	5,040,282	4,528,933
Interest income	2,846,622	2,537,508
Interest on loans and bills discounted	1,885,962	1,589,377
Interest and dividends on securities	613,087	658,290
Interest on call loans and bills bought	4,127	5,266
Interest on receivables under resale agreements	22,700	45,721
Interest on receivables under securities borrowing transactions	8,822	5,544
Interest on deposits	26,469	28,286
Other interest income	285,451	205,023
Trust fees	103,872	100,437
Fees and commissions	1,145,376	1,135,255
Trading income	259,770	105,950
Other business income	414,726	489,876
Other ordinary income	269,913	159,905
Ordinary expenses	4,494,585	3,882,501
Interest expenses	669,612	517,637
Interest on deposits	307,829	207,249
Interest on negotiable certificates of deposit	46,713	46,121
Interest on call money and bills sold	6,559	5,730
Interest on payables under repurchase agreements	46,308	56,941
Interest on payables under securities lending transactions	5,366	5,669
Interest on commercial papers	745	604
Interest on borrowed money	61,550	53,884
Interest on short-term bonds payable	1,411	1,116
Interest on bonds payable	146,844	122,578
Other interest expenses	46,283	17,742
Fees and commissions	155,570	155,797
Trading expenses	—	2,207
Other business expenses	344,951	170,974
General and administrative expenses	2,183,740	2,083,718
Other ordinary expenses	1,140,710	952,165
Provision for allowance for credit losses	360,388	165,135
Others	780,321	787,029

Ordinary profits	545,697	646,432

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Extraordinary gains	133,950	81,162
Gains on disposition of fixed assets	8,535	5,409
Gains on negative goodwill	—	3,639
Gains on loans written-off	65,048	63,786
Reversal of reserve for contingent liabilities from financial instruments transactions	241	863
Gains on changes in subsidiaries’ equity	11,821	1,096
Reversal of allowance for losses on subsidiaries	34,475	—
Gains on sales of equity securities of subsidiaries	13,828	—
Others	—	6,365
Extraordinary losses	82,915	88,032
Losses on disposition of fixed assets	22,435	28,256
Losses on impairment of fixed assets	17,813	9,812
Amortization of goodwill	27,918	13,031
Business structure improvement expenses	10,167	11,914
Loss on adjustment for changes of accounting standard for asset retirement obligations	—	24,447
Others	4,579	570

Income before income taxes and others	596,732	639,561

Income taxes-current	101,063	126,036
Refund of income taxes	(19,099)	—
Income taxes-deferred	68,995	49,460

Total taxes	150,959	175,496

Income before minority interests		464,065

Minority interests	57,038	(119,013)

Net income	388,734	583,079

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Income before minority interests	—	464,065
Other comprehensive income
Net unrealized gains (losses) on other securities	—	(310,499)
Net deferred gains (losses) on hedging instruments	—	(53,762)
Foreign currency translation adjustments	—	(135,208)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	—	2,239
Share of other comprehensive income of associates accounted for using equity method	—	(3,912)

Total other comprehensive income	—	(501,145)

Comprehensive income	—	(37,079)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	—	81,694
Comprehensive income attributable to minority interests	—	(118,773)

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,620,896	2,136,582
Changes during the period
Issuance of new shares	515,662	—
Issuance of new shares-exercise of subscription rights to shares	23	893

Total changes during the period	515,686	893

Balance at the end of the period	2,136,582	2,137,476

Capital surplus
Balance at the end of the previous period	1,898,031	2,423,322
Changes during the period
Issuance of new shares	525,375	—
Issuance of new shares-exercise of subscription rights to shares	23	893
Disposition of treasury stock	(29)	71
Retirement of treasury stock	—	(250,000)
Change of application of equity method	(78)	—

Total changes during the period	525,290	(249,034)

Balance at the end of the period	2,423,322	2,174,287

Retained earnings
Balance at the end of the previous period	4,168,625	4,405,512
Changes during the period
Dividends from retained earnings	(149,660)	(190,575)
Net income	388,734	583,079
Reversal of land revaluation excess	(345)	1,650
Change of application of equity method	(1,840)	—

Total changes during the period	236,887	394,155

Balance at the end of the period	4,405,512	4,799,668

Treasury stock
Balance at the end of the previous period	(6,867)	(6,633)
Changes during the period
Repurchase of treasury stock	(1,124)	(250,042)
Disposition of treasury stock	1,358	217
Retirement of treasury stock	—	250,000

Total changes during the period	234	175

Balance at the end of the period	(6,633)	(6,458)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Total shareholders’ equity
Balance at the end of the previous period	7,680,685	8,958,783
Changes during the period
Issuance of new shares	1,041,037	—
Issuance of new shares-exercise of subscription rights to shares	47	1,787
Dividends from retained earnings	(149,660)	(190,575)
Net income	388,734	583,079
Repurchase of treasury stock	(1,124)	(250,042)
Disposition of treasury stock	1,328	288
Retirement of treasury stock	—	—
Reversal of land revaluation excess	(345)	1,650
Change of application of equity method	(1,919)	—

Total changes during the period	1,278,097	146,189

Balance at the end of the period	8,958,783	9,104,972

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	(776,397)	403,490
Changes during the period
Net changes of items other than shareholders’ equity	1,179,887	(312,724)

Total changes during the period	1,179,887	(312,724)

Balance at the end of the period	403,490	90,765

Net deferred gains (losses) on hedging instruments
Balance at the end of the previous period	111,001	92,402
Changes during the period
Net changes of items other than shareholders’ equity	(18,598)	(53,616)

Total changes during the period	(18,598)	(53,616)

Balance at the end of the period	92,402	38,786

Land revaluation excess
Balance at the end of the previous period	142,502	142,848
Changes during the period
Net changes of items other than shareholders’ equity	346	(1,650)

Total changes during the period	346	(1,650)

Balance at the end of the period	142,848	141,198

Foreign currency translation adjustments
Balance at the end of the previous period	(302,352)	(254,800)
Changes during the period
Net changes of items other than shareholders’ equity	47,552	(137,283)

Total changes during the period	47,552	(137,283)

Balance at the end of the period	(254,800)	(392,083)

Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the end of the previous period	(51,822)	(36,930)
Changes during the period
Net changes of items other than shareholders’ equity	14,891	2,239

Total changes during the period	14,891	2,239

Balance at the end of the period	(36,930)	(34,691)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Total accumulated other comprehensive income
Balance at the end of the previous period	(877,067)	347,011
Changes during the period
Net changes of items other than shareholders’ equity	1,224,079	(503,035)

Total changes during the period	1,224,079	(503,035)

Balance at the end of the period	347,011	(156,024)

Subscription rights to shares
Balance at the end of the previous period	4,650	6,451
Changes during the period
Net changes of items other than shareholders’ equity	1,800	741

Total changes during the period	1,800	741

Balance at the end of the period	6,451	7,192

Minority interests
Balance at the end of the previous period	1,762,372	1,987,213
Changes during the period
Net changes of items other than shareholders’ equity	224,840	(128,929)

Total changes during the period	224,840	(128,929)

Balance at the end of the period	1,987,213	1,858,283

Total net assets
Balance at the end of the previous period	8,570,641	11,299,459
Changes during the period
Issuance of new shares	1,041,037	—
Issuance of new shares-exercise of subscription rights to shares	47	1,787
Dividends from retained earnings	(149,660)	(190,575)
Net income	388,734	583,079
Repurchase of treasury stock	(1,124)	(250,042)
Disposition of treasury stock	1,328	288
Retirement of treasury stock	—	—
Reversal of land revaluation excess	(345)	1,650
Change of application of equity method	(1,919)	—
Net changes of items other than shareholders’ equity	1,450,720	(631,223)

Total changes during the period	2,728,818	(485,034)

Balance at the end of the period	11,299,459	10,814,425

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Cash flows from operating activities:
Income before income taxes and others	596,732	639,561
Depreciation	239,191	238,444
Impairment losses	17,813	9,812
Amortization of goodwill	60,787	44,116
Amortization of negative goodwill	(3,071)	(1,591)
Gains on negative goodwill	—	(3,639)
Equity in losses (gains) of affiliates	(2,614)	(11,371)
Increase (decrease) in allowance for credit losses	175,123	(175,049)
Increase (decrease) in allowance for losses on securities	(34,506)	—
Increase (decrease) in reserve for bonuses	10,135	(6,652)
Increase (decrease) in reserve for bonuses to directors	599	(186)
Increase (decrease) in reserve for retirement benefits	(24,253)	(883)
Increase (decrease) in reserve for retirement benefits to directors	(162)	32
Increase (decrease) in reserve for loyalty award credits	(85)	(90)
Increase (decrease) in reserve for contingent losses	(38,352)	255,334
Interest income recognized on statement of income	(2,846,622)	(2,537,508)
Interest expenses recognized on statement of income	669,612	517,637
Losses (gains) on securities	(82,368)	(164,181)
Losses (gains) on money held in trust	3,737	2,699
Foreign exchange losses (gains)	416,688	1,061,867
Losses (gains) on sales of fixed assets	13,900	22,846
Net decrease (increase) in trading assets	1,305,643	1,016,997
Net increase (decrease) in trading liabilities	(245,739)	1,578,222
Adjustment of unsettled trading accounts	107,896	(28,146)
Net decrease (increase) in loans and bills discounted	5,598,759	4,233,481
Net increase (decrease) in deposits	5,542,593	946,517
Net increase (decrease) in negotiable certificates of deposit	3,460,182	(22,646)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,243,393)	2,590,880
Net decrease (increase) in due from banks (excluding cash equivalents)	(836,674)	(2,149,425)
Net decrease (increase) in call loans and bills bought and others	(549,033)	(1,512,646)
Net decrease (increase) in receivables under securities borrowing transactions	1,034,614	2,109,378
Net increase (decrease) in call money and bills sold and others	(735,070)	1,597,674
Net increase (decrease) in commercial papers	54,124	(72,554)
Net increase (decrease) in payables under securities lending transactions	(570,270)	(1,493,898)
Net decrease (increase) in foreign exchanges (assets)	6,385	(91,149)
Net increase (decrease) in foreign exchanges (liabilities)	(100,951)	(17,643)
Net increase (decrease) in short-term bonds payable	156,585	(43,577)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	372,531	(113,016)
Net increase (decrease) in due to trust accounts	(238,458)	(100,657)
Interest income (cash basis)	2,934,191	2,602,655
Interest expenses (cash basis)	(703,605)	(550,785)
Others	175,766	216,701

Sub-total	14,698,363	10,587,557

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Income taxes	(128,828)	(114,281)
Refund of income taxes	31,532	22,532

Net cash provided by (used in) operating activities	14,601,067	10,495,808

Cash flows from investing activities:
Purchases of securities	(135,630,829)	(117,179,039)
Proceeds from sales of securities	74,477,318	78,186,263
Proceeds from redemption of securities	45,759,986	30,753,734
Increase in money held in trust	(942,373)	(609,396)
Decrease in money held in trust	948,040	583,607
Purchases of tangible fixed assets	(107,869)	(80,603)
Purchases of intangible fixed assets	(176,498)	(146,411)
Proceeds from sales of tangible fixed assets	18,616	19,534
Proceeds from sales of intangible fixed assets	1,394	136
Payments for transfer of business	(4,267)	(103,964)
Purchases of equity of consolidated subsidiaries	(2,509)	(10,138)
Proceeds from sales of equity of consolidated subsidiaries	33,270	—
Decrease related to sales of subsidiaries’ equity affecting the scope of consolidation	(10)	—
Others	—	(1,708)

Net cash provided by (used in) investing activities	(15,625,731)	(8,587,988)

Cash flows from financing activities:
Increase in subordinated borrowings	78,000	156,000
Decrease in subordinated borrowings	(315,500)	(102,500)
Increase in subordinated bonds payable and bonds with warrants	577,182	461,692
Decrease in subordinated bonds payable and bonds with warrants	(285,399)	(779,868)
Proceeds from issuance of stocks	1,041,037	—
Proceeds from issuance of common stock to minority shareholders	370,055	14,909
Decrease in redemption of preferred stocks	(135,000)	(165,000)
Dividend paid by MUFG	(149,406)	(190,298)
Dividend paid by subsidiaries to minority shareholders	(77,942)	(91,535)
Repayments to minority shareholders	(217)	—
Purchases of treasury stock	(245)	(250,029)
Proceeds from sales of treasury stock	978	3
Purchases of treasury stock by consolidated subsidiaries	(1,288)	(2,031)
Disposition of treasury stock by consolidated subsidiaries	80	8
Others	1	2

Net cash provided by (used in) financing activities	1,102,334	(948,646)

Effect of foreign exchange rate changes on cash and cash equivalents	20,015	(147,538)

Net increase (decrease) in cash and cash equivalents	97,686	811,634

Cash and cash equivalents at the beginning of the period	4,032,013	4,110,281
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(19,418)	—
Decrease in cash and cash equivalents due to absorption-type splits	—	(2,832)

Cash and cash equivalents at the end of the period	4,110,281	4,919,083

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 231

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd. Mitsubishi UFJ NICOS Co., Ltd.

In the current fiscal year, MM Partnership and 6 other companies were newly consolidated following their formations or other reasons.

In the current fiscal year, UFJ Preferred Capital 1 Limited and 11 other companies were excluded from the scope of consolidation due to liquidation, mergers or other reasons.

(2)	Non-consolidated Subsidiaries:

MU Japan Fund PLC

MU Japan Fund PLC was excluded from the scope of consolidation, due to its insignificance in light of its assets, ordinary income, net income (to the extent of MUFG’s equity position) and retained earnings (to the extent of MUFG’s equity position), and other factors. Its exclusion from the scope of consolidation would not impede reasonable judgment as to the financial condition or performance of the MUFG Group.

(3)	Entities not accounted for as subsidiaries even though MUFG Group Owns the Majority of Votes:

(A)	Hygeia Co., Ltd.

This company was established as a property management agent for a land trust project as a passive investment without any intent to control.

(B)	THCAP investment Limited Partnership

Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation

YAMAGATA FOODS Co., Ltd.

GREEN BELL Co., Ltd.

PATLITE Corporation

Dream Infinity Inc.

Nippon Computer Systems Corporation

MUFG’s consolidated venture capital subsidiaries participated in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investee’s businesses without any intent to control.

(4)	Special Purpose Companies (SPCs):

One SPC was utilized by a consolidated domestic trust bank subsidiary to securitize its financial assets. Information about this SPC, such as an outline of the SPC and the amounts and other details of transactions with the SPC, however, is omitted due to its insignificance.

Mitsubishi UFJ Financial Group, Inc.

2.	Application of Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: 1

MU Japan Fund PLC

(2)	Number of Affiliates Accounted for under the Equity Method: 65

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

In the current fiscal year, Morgan Stanley MUFG Securities Co., Ltd. and 4 other companies became companies accounted for under the equity method because MUFG acquired voting rights or for other reasons.

In the current fiscal year, The Senshu Bank, Ltd. and 1 other company were no longer accounted for under the equity method due to mergers or liquidation.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method

SCB Leasing Public Company Limited

This affiliate was not accounted for under the equity method due to its insignificance in light of its net income, retained earnings or deferred gains and losses on hedging instruments (to the extent of MUFG’s equity position) and other factors. Its exclusion from the scope of application of the equity method would not impede reasonable judgment as to the financial condition or performance of the MUFG Group.

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of the Voting Rights:

(A)	Kyoto Constella Technologies Co., Ltd.

two-five Co., Ltd.

Pasto Co., Ltd.

Japan Medical Information Research Institute, Inc.

Pharma Frontier Co., Ltd.

NSCore, Inc.

SuperIndex Inc.

SyncPower Corporation

Spring co., ltd.

Beaunet Corporation Limited

REVO trading co., Ltd.

Centillion II Venture Capital Corporation

FirstLogic, Inc.

MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of votes as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd.

It was established as a property management agent for a land trust project as a passive investment without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

June 30:	1 subsidiary
August 31:	1 subsidiary
September 1:	1 subsidiary
October 31:	1 subsidiary
December 31:	130 subsidiaries
January 24:	24 subsidiaries
January 31:	1 subsidiary
February 28:	3 subsidiaries
March 31:	69 subsidiaries

(2)	A subsidiary whose balance sheet date is June 30 was consolidated based on its preliminary financial statements as of December 31.

A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of March 31.

A subsidiary whose balance sheet date is September 1 was consolidated based on its preliminary financial statements as of March 31.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

(3)	BTMU Financial Services, Inc., one of the consolidated subsidiaries, changed its balance sheet date from December 31 to March 31, from the current consolidated fiscal year. As a result, the period of its current consolidated fiscal year was 15 months from January 1, 2010 to March 31, 2011.

Mitsubishi UFJ Financial Group, Inc.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheet on a trade date basis, and gains and losses from trading transactions are presented in “Trading income” and “Trading expenses” in the consolidated statement of income on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with fair value are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(B)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(A)	Tangible Fixed Assets (except for Lease Assets)

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings:             15 years to 50 years

Equipment:             2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(B)	Intangible Fixed Assets (except for Lease Assets)

Amortization for intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(C)	Lease Assets

Depreciation or amortization for lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Mitsubishi UFJ Financial Group, Inc.

(5)	Deferred Assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds in accordance with ASBJ PITF No. 19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes are dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, were written-off. The total amount of write-offs was ¥912,112 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is prepared for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is prepared for future bonus payments to directors, reflects an estimated accrued on the consolidated balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

(9)	Reserve for Retirement Benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the cost is incurred.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the gains (losses) are incurred.

(10)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

(11)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as “Super IC card”) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(12)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans which are estimated based on the past and pending claims.

(Changes in Accounting Policies)

Some of the consolidated subsidiaries recorded part of their receivables allocated to offset future claims of repayment of interest, as part of allowance for credit losses, simply because of the technical difficulty in drawing distinction between such part of receivables and write-offs of loans. From the fiscal year under review, however, such part of receivables including allowances of similar nature at other consolidated subsidiaries started to be recorded appropriately as reserve for contingent losses, thanks to enough accumulation and development of actual repayment data to enable such distinction by the year end.

Such change from the hitherto applied recording practice had impact on neither “Ordinary profits” nor “Income before income taxes and others”. Naturally, however, at the end of the current fiscal year, “Allowance for credit losses” decreased by ¥107,893 million while “Reserve for contingent losses” increased by the same amount.

As the end of the interim period under review, some of the consolidated subsidiaries recorded part of their receivables allocated to cancel out the interest repayment as part of allowance for credit losses, because they had not yet accumulated and developed actual repayment for the purpose of distinguishing such part of receivables from write-offs of loans. Such part of receivables recorded as part of allowance for credit losses amounted to ¥117,392 million as at the end of the interim period, which, however, had impact on neither “Ordinary profits” nor “Income before income taxes and minority interests”

(Additional Information)

The method for estimation including reasonable estimation period for the calculation of reserve for contingent losses was revised to more sophisticated method due to the sufficient accumulation and development of actual repayment data at some of the consolidated subsidiaries after the full enforcement in June 2010 of the revised Money Lending Business Act.

As a result of this change in method for estimation, “Ordinary profits” and “Income before income taxes and others” decreased by ¥71,787 million, respectively.

Mitsubishi UFJ Financial Group, Inc.

(13)	Reserves under Special Laws

Reserves under special laws represented the ¥2,235 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Articles 175 and 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the respective balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales and costs of goods sold.

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation of interest rate movement factor between hedged items and hedging instruments.

As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No. 15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting at the end of the current fiscal year are ¥2,374 million (before tax effect adjustment) and ¥1,872 million (before tax effect adjustment), respectively.

Mitsubishi UFJ Financial Group, Inc.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies, while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third party transactions.

(17)	Amortization of Goodwill

Goodwill, and negative goodwill recognized on or before March 31, 2010 are amortized using the straight-line method over 20 years starting from the period of the consolidation. Goodwill with insignificant balances was expensed as incurred.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or U.S. GAAP.

If they are prepared in accordance with a generally accepted accounting principles in each domicile country and not with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are adjusted in accordance with U.S. GAAP and in the process of consolidation. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Accounting Standard for Asset Retirement Obligations

Starting from the current fiscal year, we applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18 issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21 issued on March 31, 2008).

Following the implementation stated above, “Ordinary profits” and “Income before income taxes and others” decreased by ¥1,629 million and ¥25,808 million, respectively.

2.	Accounting Standard for Business Combinations and Other Standards

Starting from the current fiscal year, we applied “Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 issued on December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No. 23 issued on December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16 issued on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on December 26, 2008).

Mitsubishi UFJ Financial Group, Inc.

New Presentation Rule

1.	Consolidated Statement of Income

As a result of the adoption of the format in the exhibit of the “Enforcement Ordinance of the Banking Law” (Ordinance of the Ministry of Finance No. 10 in 1982) following the revision by the “Cabinet Office Ordinance for Partial Amendment to the Enforcement Ordinance of the Banking Law” (Cabinet Office Ordinance No. 41, September 21, 2010), “Income before minority interests” started to be presented.

Additional Information

Starting from the current fiscal year, we applied ASBJ PITF No. 25 “Practical Solution on Measurement of Fair Value for Financial Assets” (June 30, 2010). As a result, amounts included under “Valuation and translation adjustments” and “Total valuation and translation adjustments” in the previous fiscal year are now presented as “Accumulated other comprehensive income” and “Total accumulated other comprehensive income,” respectively.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated Balance Sheet)

1.	Securities include ¥600,893 million in stock and ¥24,849 million in investments of non-consolidated subsidiaries and affiliates.

2.	For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, which were permitted to sell or re-pledge without restrictions, ¥5,625,440 million of such securities was re-pledged, ¥417,301 million of such securities was re-loaned and ¥3,018,365 million was held by MUFG Group at the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥53,116 million.

Non-accrual delinquent loans: ¥1,022,139 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥142,789 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥574,503 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,792,549 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries had rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥821,448 million.

8.	Assets pledged as collateral were as follows:

Cash and due from banks:	¥4,015 million
Trading assets:	¥459,408 million
Securities:	¥2,934,348 million
Loans and bills discounted:	¥3,278,409 million
Other assets:	¥73,066 million

Liabilities related to pledged assets were as follows:

Deposits:	¥285,157 million
Call money and bills sold:	¥480,000 million
Trading liabilities:	¥62,999 million
Borrowed money:	¥5,872,950 million
Bonds payable:	¥69,380 million
Other liabilities:	¥56,200 million
Acceptances and guarantees:	¥597 million

Mitsubishi UFJ Financial Group, Inc.

In addition to the items listed above, ¥10,851 million of cash and due from banks, ¥116,977 million of monetary claims bought, ¥383,395 million of trading assets, ¥20,785,086 million of securities, and ¥4,485,623 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥2,304,454 million of trading assets and ¥7,578,750 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥8,138,544 million and ¥1,782,193 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with Industry Audit Committee Report No. 24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted was ¥8,045 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥67,341,228 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥58,012 million.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,119,317 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥86,498 million.

13.	Borrowed money included ¥797,300 million of subordinated borrowings.

14.	Bonds payable included ¥3,390,061 million of subordinated bonds.

15.	Goodwill and negative goodwill recognized on or before March 31, 2010 were net out and presented in “Goodwill”. The balances of goodwill and negative goodwill before net out were as follows:

Goodwill:	¥478,420 million
Negative goodwill:	¥27,454 million

Balance after net out:	¥450,965 million

16.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥1,033,111 million.

17.	Guarantee obligations for private placement bonds in “Securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) was ¥2,163,580 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥64,174 million of gains on sales of equity securities and ¥22,783 million of income from leasing and other businesses at the consolidated subsidiaries operating leasing business.

2.	“Other ordinary expenses” included ¥335,690 million of reserve for contingent losses and ¥261,233 million of write-offs of loans.

3.	“Goodwill” was amortized in accordance with the provisions in Paragraph 32 of JICPA Accounting Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

4.	“Business structure improvement expenses” included ¥10,846 million of extra early retirement payments.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Comprehensive Income)

1.	Other comprehensive income for the previous consolidated fiscal year

Other comprehensive income	¥1,224,964 million
Net unrealized gains (losses) on other securities	¥1,176,317 million
Net deferred gains (losses) on hedging instruments	(¥18,320 million	)
Foreign currency translation adjustments	¥47,913 million
Pension liability adjustments of the subsidiaries preparing financial statements under US GAAP	¥14,891 million
Share of other comprehensive income of the companies accounted for under the equity method	¥4,161 million

2.	Comprehensive income for the previous consolidated fiscal year

Comprehensive income	¥1,670,737 million
Comprehensive income attributable to owners of the parent	¥1,612,467 million
Comprehensive income attributable to minority interests	¥58,269 million

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares (Thousand shares)

	Number of shares as of March 31, 2010	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2011	Notes
Outstanding shares
Common stock	14,148,414	2,479	—	14,150,894	(1)
First series of class 3 preferred stock	100,000	—	100,000	—	(2)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1
Total	14,404,415	2,479	100,000	14,306,895
Treasury stock
Common stock	9,781	83	452	9,413	(3)
First series of class 3 preferred stock	—	100,000	100,000	—	(4)
Total	9,781	100,083	100,452	9,413

(1)	Increase in the number of common stock by 2,479 thousand shares was due to the exercise of stock options.
(2)	Decrease in the number of shares of first series of class 3 preferred stock by 100,000 thousand shares was due to the retirement.
(3)	Increase in the number of common stock held in treasury by 83 thousand shares was mainly due to repurchase of stocks constituting less than a unit and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 452 thousand shares was mainly due to sale of shares in response to requests made by shareholders holding shares constituting less than a unit, exercise of stock options, and sale of shares by affiliates accounted for under the equity method.
(4)	Increase in the number of shares of first series of class 3 preferred stock held in treasury by 100,000 thousand shares was due to the acquisition of all of such shares pursuant to the acquisition clause of the Articles of Incorporation. The decrease by 100,000 thousand shares was due to the retirement of acquired shares of these preferred stocks.

2.	Information regarding Subscription Rights to Shares and Subscription Rights to Treasury Stock

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2011 (in millions of yen)
			As of March 31, 2010	Increase	Decrease	As of March 31, 2011
MUFG	Subscription rights to shares (Treasury shares)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					7,188
Consolidated subsidiaries (Treasury shares)		—					4 (—)
Total		—					7,192 (—)

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2011

Date of approval	Type of shares	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 29, 2010	Common stock	84,887	6	March 31, 2010	June 29, 2010
	First series of class 3 preferred stock	3,000	30
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65
Board of directors meeting on November 15, 2010	Common stock	84,904	6	September 30, 2010	December 8, 2010
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65

The total amount of dividends above includes ¥157 million paid to consolidated subsidiaries.

(B)	Dividends with Record Dates before March 31, 2011 and Effective Dates after April 1, 2011

The following matters relating to dividends are planned to be submitted to shareholder vote at an ordinary general meeting of shareholders scheduled to be held on June 29, 2011.

Date of approval (scheduled)	Type of shares	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective Date
General meeting of shareholders on June 29, 2011	Common shares	84,904	Retained earnings	6	March 31, 2011	June 29, 2011
	First series of class 5 preferred stock	8,970		57.5
	Class 11 preferred stock	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet.

As of March 31, 2011

Cash and due from banks on the consolidated balance sheet:	¥10,406,053 million
Time deposits and negotiable certificates of deposit in other banks:	¥(5,486,969 million	)

Cash and cash equivalents:	¥4,919,083 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Fair Value of Financial Instruments

(1)	The following table summarizes the amount stated in the consolidated balance sheet and the fair value of financial instruments as of March 31, 2011 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities for which fair value is difficult to determine.

	Consolidated balance sheet amount (in millions of yen)	Fair value (in millions of yen)	Difference (in millions of yen)
(1) Cash and due from banks	10,406,053	10,406,053	—
(2) Call loans and bills bought	361,123	361,123	—
(3) Receivables under resale agreements	4,997,138	4,997,138	—
(4) Receivables under securities borrowing transactions	3,621,210	3,621,210	—
(5) Monetary claims bought (*1)	2,700,617	2,726,667	26,050
(6) Trading assets	6,308,170	6,308,170	—
(7) Money held in trust	357,159	357,159	—
(8) Securities
Debt securities being held to maturity	2,281,921	2,288,556	6,635
Other securities	66,790,549	66,790,549	—
(9) Loans and bills discounted	79,995,024
Allowance for credit losses (*1)	(901,822)

	79,093,202	79,854,463	761,260

(10) Foreign exchanges (*1)	1,140,201	1,140,201	—

Total assets	178,057,347	178,851,294	793,946

(1) Deposits	124,144,337	124,205,949	61,612
(2) Negotiable certificates of deposit	10,961,012	10,965,010	3,998
(3) Call money and bills sold	2,311,428	2,311,428	—
(4) Payables under repurchase agreements	12,385,585	12,385,585	—
(5) Payables under securities lending transactions	2,102,757	2,102,757	—
(6) Commercial papers	101,688	101,688	—
(7) Trading liabilities	2,850,057	2,850,057	—
(8) Borrowed money	8,895,546	8,936,028	40,482
(9) Foreign exchanges	685,309	685,309	—
(10) Short-term bonds payable	436,967	436,967	—
(11) Bonds payable	6,438,685	6,529,537	90,852
(12) Due to trust accounts	1,459,108	1,459,108	—

Total liabilities	172,772,485	172,969,429	196,944

Derivative transactions (*2)
Activities not qualifying for hedges	281,871	281,871	—
Activities qualifying for hedges	130,692	130,692	—

Total derivative transactions	412,563	412,563	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated in the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

Mitsubishi UFJ Financial Group, Inc.

(2)	The following table summarizes financial instruments whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

Category	Carrying amount (in millions of yen)
(1) Non-listed equity securities (*1) (*2)	1,138,586
(2) Investments in partnerships etc. (*2) (*3)	185,009
(3) Others (*2)	1,827
Total	1,325,423

(*1)	Non-listed equity securities do not carry quoted market prices. Since it was extremely difficult to estimate the fair value of these securities, their fair value was not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥12,182 million was recorded in the current fiscal year.
(*3)	Investments in partnerships, etc. mainly include silent partnerships and investment partnerships, etc., and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” in the consolidated balance sheet, the figures in the following tables included trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2011)

(in millions of yen)
Net unrealized gains (losses) recorded in the consolidated statement of income during this period
Trading securities	(4,518)

2.	Debt Securities Being Held to Maturity (as of March 31, 2011)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities for which the fair value exceeds the amount recorded in consolidated balance sheet	Securities	1,140,645	1,149,825	9,180
	Government bonds	967,312	974,891	7,579
	Municipal bonds	22,666	22,845	178
	Corporate bonds	150,666	152,088	1,422
	Other Securities	1,362,814	1,402,127	39,312
	Foreign bonds	694,799	701,968	7,168
	Other	668,014	700,159	32,144
	Subtotal	2,503,459	2,551,952	48,492
Securities for which the fair value does not exceed the amount recorded in consolidated balance sheet	Securities	3,818	3,798	(19)
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	3,818	3,798	(19)
	Other Securities	792,291	778,668	(13,623)
	Foreign bonds	442,658	432,964	(9,693)
	Other	349,633	345,703	(3,929)
	Subtotal	796,109	782,467	(13,642)
Total		3,299,569	3,334,419	34,850

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2011)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities for which the fair value exceeds the acquisition cost	Domestic equity securities	1,979,726	1,266,206	713,520
	Domestic bonds	23,217,050	23,035,704	181,345
	Government bonds	19,882,442	19,763,904	118,538
	Municipal bonds	190,168	183,589	6,578
	Corporate bonds	3,144,438	3,088,210	56,228
	Other Securities	7,127,804	6,898,165	229,639
	Foreign equity securities	280,849	197,078	83,771
	Foreign bonds	6,186,624	6,090,972	95,651
	Other	660,330	610,113	50,216
	Subtotal	32,324,581	31,200,076	1,124,505
Securities for which the fair value does not exceed the acquisition cost	Domestic equity securities	1,586,631	2,018,854	(432,223)
	Domestic bonds	24,881,425	24,991,941	(110,515)
	Government bonds	24,092,132	24,186,735	(94,602)
	Municipal bonds	10,110	10,119	(9)
	Corporate bonds	779,181	795,085	(15,904)
	Other Securities	8,405,879	8,660,012	(254,133)
	Foreign equity securities	1,384	1,496	(111)
	Foreign bonds	7,450,885	7,593,344	(142,459)
	Other	953,609	1,065,171	(111,562)
	Subtotal	34,873,936	35,670,808	(796,872)
Total		67,198,517	66,870,884	327,632

(*)	The total difference amount shown in the above table includes ¥5,108 million revaluation losses of securities with embedded derivatives.

Mitsubishi UFJ Financial Group, Inc.

4.	Other Securities Sold during the Fiscal Year (from April 1, 2010, to March 31, 2011)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	441,076	55,085	45,371
Domestic bonds	59,091,027	163,486	24,080
Government bonds	58,604,995	157,546	23,761
Municipal bonds	267,463	3,362	195
Corporate bonds	218,568	2,576	123
Other Securities	18,432,802	209,920	89,792
Foreign equity securities	3,894	372	131
Foreign bonds	18,110,632	201,598	80,523
Other	318,275	7,949	9,136
Total	77,964,907	428,491	159,244

5.	Securities Incurred Impairment Losses

Securities that have fair value (excluding those held for trading purposes) are subject to write-downs when their fair value has declined considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded in the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as a loss for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥68,861 million consisting of ¥57,550 million of impairment losses on equity securities and ¥11,311 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in market value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2011)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
Money held in trust for trading purpose	50,905	(273)

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2011): None

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2011)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	306,253	306,031	222	381	159

(*)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” are showing the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2011)

(in millions of yen)
Net unrealized gains (losses) on other securities	215,815
Other securities	335,744
Money held in trust not for trading purpose or being held to maturity	222
Reclassification from “Other securities” to “Debt securities being held to maturity”	(120,151)
Deferred tax liabilities	(129,443)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	86,372
Minority interests	15,602
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(11,208)
Total	90,765

(*1)	“Net unrealized gains (losses) on other securities” shown in the above table excluded ¥5,108 million revaluation losses of securities with embedded derivatives, which were recorded in current earnings.
(*2)	“Net unrealized gains (losses) on other securities” shown in the above table included ¥3,003 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Business Combinations)

Integration with Morgan Stanley Japan Securities

1.	Summary of the Business Integration

After MUFG’s investment in Morgan Stanley on October 13, 2008, MUFG and Morgan Stanley discussed specific implementation of the global strategic alliance between the two parties. In order to maximize the benefit of integration that utilizes, among other things, the networks and client bases of MUFG and Morgan Stanley, MUFG and Morgan Stanley entered into on March 30, 2010 definitive agreements regarding the integration of the Japanese businesses of Mitsubishi UFJ Securities Co., Ltd. (which company was renamed “Mitsubishi UFJ Securities Holdings Co., Ltd” on April 1, 2010) (“MUSHD”) and the businesses of Morgan Stanley Japan Securities Co., Ltd. (“MSJS”). Based on such agreements, two securities companies jointly owned by MUFG and Morgan Stanley, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”), were established on May 1, 2010, as described below.

(1)	Summary of the Event

(A)	Securities Companies Established by the Integration

Company Name	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Morgan Stanley MUFG Securities Co., Ltd.
Principal Business	Financial instruments trading	Financial instruments trading
Voting interests	MUSHD: 60% Morgan Stanley Japan Holdings Co., Ltd. (“MSJHD”): 40%	MSJHD: 51% MUSHD: 49%
Economic interests	MUSHD: 60% MSJHD: 40%	MUSHD: 60% MSJHD: 40%

(B)	Summary of Integration Structure

Using the scheme outlined below, MUSHD took economic interests of 60%, while MSJHD took economic interests of 40%, in the two securities companies that were established.

a.	MUSHD and MSJHD, while directly holding shares representing controlling voting interests in MUMSS and MSMS, respectively (with MUSHD holding a 60% voting interest in MUMSS and MSJHD holding a 51% voting interest in MSMS), contributed to MM Partnership, a partnership formed under the Civil Code of Japan, all other shares issued by MUMSS and MSMS. The economic interests in MUMSS and MSMS were allocated 60:40 between MUSHD and MSJHD as a result of their acquisitions of a 60% interest and a 40% interest in the MM Partnership, respectively. MM Partnership was formed for the purpose of allocating the economic interests.

b.	Pursuant to the partnership agreement regarding exercise of the voting rights attached to the MUMSS and MSMS shares held by MM Partnership, MUSHD acquired in effect 49% of the voting rights with respect to MSMS in addition to the rights to receive 60% of dividends distributed by MUMSS and MSMS, and MSJHD acquired in effect 40% of the voting rights with respect to MUMSS in addition to the rights to receive 40% of dividends to be distributed by MUMSS and MSMS.

c.	As of May 1, 2010, the investment banking business of MSJS was succeeded by MUMSS through an absorption-type company split.

Mitsubishi UFJ Financial Group, Inc.

2.	Details of the Business Combination

(1)	Establishment of and Contribution in kind to a Partnership (MM Partnership)

(A)	Outline of the Contribution

MUSHD made a contribution in kind to MM Partnership of shares it holds in MUMSS except those which MUSHD holds directly. Meanwhile, MM Partnership also accepted a contribution in kind from MSJHD of shares it holds in MSMS except those which MSJHD holds directly.

In respect of the shares contributed in kind, adjustment in cash was done between MUSHD and MSJHD in proportion to the respective economic interest in the partnership (MUSHD: 60%, MSJHD: 40%), based on the estimated value as of May 1, 2010 as agreed beforehand between the parties. The estimated value was determined in consideration of the respective net assets of MUMSS and MSMS at the closing date.

(B)	Outline of the Accounting Treatment Adopted

This investment was treated as transactions under common control, in accordance with “Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on December 26, 2008). Meanwhile, as a result of partial sales of subsidiaries’ equity and amortization of existing goodwill in association with a decrease in the equity interests in MUMSS following the contribution in kind of the shares in MUMSS, gains on changes in subsidiaries’ equity had accrued, which were included under “Extraordinary gains” in the consolidated statement of income. The amount of gains on changes in subsidiaries’ equity: ¥1,096 million

(C)	Matters Concerning the Additional Acquisition of Subsidiaries’ Equity

Cost of acquisition and its description

Contribution into MM Partnership: ¥353,152 million

(2)	MUSHD’s Acquisition of Equity Interests in MSMS through a Partnership (MM Partnership)

(A)	Financial Performance Period of the Investee as Included in the consolidated Financial Statements

From May 1, 2010 to March 31, 2011

(B)	Acquisition Cost of the Investee and its Detail

Consideration for the acquisition	Fair value of the classified stock contributed to the partnership (MM Partnership)	¥291,139 million
Direct expenses for the acquisition	Advisory fees	¥2,582 million

Acquisition cost		¥293,721 million

(C)	Amount of Goodwill Recorded, Cause of Recognition, Method and Period of Amortization

a.	Amount of Goodwill Recorded

¥106,764 million

b.	Cause of Recognition

Due to the potential excess earnings power expected in the business development in the future

c.	Method and Period of Amortization

Straight-line method over 20 years

*	As 100% of MSMS’s dividend rights were owned by MM Partnership which is a consolidated subsidiary of MUSHD, capital and income of MSMS were wholly included by the equity method and then 40% of the amount equivalent to the equity interest of MSJHD which was not attributable to MUFG was treated as minority interests.

Mitsubishi UFJ Financial Group, Inc.

(3)	Integration of the Investment Banking Business

(A)	Financial performance period of the acquired business included in the consolidated financial statements

From May 1, 2010 to March 31, 2011

(B)	Acquisition Cost of the Acquired Business and its Detail

As this was an absorption-type company split without involving consideration, no acquisition cost was incurred. Incidentally, consideration for this absorption-type company split was determined based on the agreement between the concerned parties.

(C)	Amount of Goodwill Recorded, Cause of Recognition, Method and Period of Amortization

a.	Amount of Goodwill Recorded

¥426 million

b.	Cause of Recognition

As the net asset value at the time of the business combination was less than the acquisition cost, the difference was recognized as goodwill.

c.	Method and Period of Amortization

As the amount of goodwill was insignificant, it was wholly treated as expenses.

(4)	Amounts of Assets and Liabilities taken in on the Business Combination Date and their Detail

Other liabilities: ¥426 million

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2011

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	3,209,835	569,227	283,941	534,543	558,744	5,156,293	(627,359)	4,528,933
Interest income	1,914,356	233,615	47,289	297,607	482,661	2,975,530	(438,021)	2,537,508
Investment gains on equity method	—	3,339	12,712	107	—	16,159	(4,788)	11,371
Gains on negative goodwill	1,540	—	943	—	—	2,484	1,155	3,639
Amortization of negative goodwill	—	—	—	—	—	—	1,591	1,591
Ordinary income from customers	3,122,989	545,862	202,805	512,627	144,648	4,528,933	—	4,528,933
Ordinary income from internal transactions	86,846	23,364	81,135	21,916	414,095	627,359	(627,359)	—

Segment income (loss)	719,795	76,227	(50,440)	(309,485)	417,142	853,240	(270,161)	583,079

Segment assets	163,123,183	25,280,070	20,495,984	4,213,851	12,954,914	226,068,004	(19,840,923)	206,227,081

Other items
Depreciation	151,352	37,132	21,470	22,020	1,293	233,269	5,175	238,444
Amortization of goodwill	16,367	11	589	1,191	—	18,159	12,925	31,085
Interest expenses	368,689	70,565	60,083	33,813	48,183	581,335	(63,697)	517,637
Investment losses on equity method	3,615	—	—	—	—	3,615	(3,615)	—
Extraordinary gains	61,456	1,603	29,487	18,766	1,790	113,103	(31,941)	81,162
Extraordinary losses	50,216	4,576	12,984	28,973	161	96,912	(8,880)	88,032
Impairment losses on fixed assets	5,439	461	3,525	386	—	9,812	—	9,812
Loss on adjustment for changes of accounting standard for asset retirement obligations	15,834	1,525	2,473	4,535	81	24,450	(3)	24,447
Income tax expenses	77,882	28,329	21,130	11,706	30,790	169,838	5,657	175,496
Unamortized balance of goodwill	242,979	875	651	12,414	—	256,920	194,045	450,965
Investment to companies accounted for under the equity method	193,243	51,521	325,693	361	39,206	610,025	15,699	625,724
Increases in tangible and intangible fixed assets	156,281	31,556	18,936	23,609	2,462	232,845	—	232,845

Notes:

1.	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
2.	“Others” includes MUFG and Mitsubishi UFJ Asset Management Co., Ltd.
3.	Segment income for “Others” includes ¥341,409 million of dividends from MUFG’s subsidiaries and affiliates.
4.	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
5.	Segment income adjustments include minus ¥363,524 million elimination of internal transactions, ¥26,816 million loss associated with the organizational restructuring of Mitsubishi UFJ Securities Holdings Co., Ltd. as well as ¥120,179 million comprising investment gains (losses) on equity method, amortization of goodwill and negative goodwill, tax expenses, minority interests gains (losses) that are not attributable to specific segments.
6.	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
7.	Adjustments for amortization of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
8.	Adjustments for extraordinary gains and losses include gains or losses associated with the organizational restructuring of Mitsubishi UFJ Securities Holdings Co., Ltd.
9.	Adjustments for unamortized balance of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
10.	Segment income is reconciled to net income in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2010		For the fiscal year ended March 31, 2011
Total net assets per common share	¥612.5	Total net assets per common share	¥604.58
Net loss per common share	¥29.56	Net income per common share	¥39.94
Diluted net income per common share	¥29.54	Diluted net income per common share	¥39.88

1.	Basis for Computing Net Income per Common Share and Diluted Net Income per Common Share

		For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Net income per common share
Net income	million yen	388,734	583,079
Amounts not attributable to common shareholders	million yen	24,206	18,205
Total dividends on preferred stock	million yen	24,206	18,205
Net income attributable to common shares	million yen	364,528	564,874
Average number of common shares outstanding for the fiscal period	thousand shares	12,329,080	14,140,858
Diluted net income per common share
Adjustments in net income	million yen	(44)	(363)
Total dividends on preferred stock	million yen	0	0
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	(44)	(363)
Common share equivalent	thousand shares	8,644	13,169
Preferred shares	thousand shares	1	1
Subscription rights to shares	thousand shares	8,643	13,168
Convertible securities not diluting earnings per common share		Subscription rights to shares of subsidiaries: kabu.com Securities Co., Ltd. 1 type: 1,050 units MU Hands-on Capital Ltd. 2 types: 620 units	Subscription rights to shares of subsidiaries: kabu.com Securities Co., Ltd. 1 type: 166,800 units Fukutora Ltd. 2 types: 12,370 units

Mitsubishi UFJ Financial Group, Inc.

2.	Basis for Computing Total Net Assets per Common Share

		As of March 31, 2010	As of March 31, 2011
Total net assets	million yen	11,299,459	10,814,425
Amounts not attributable to common shareholders	million yen	2,645,901	2,264,713
Preferred stock	million yen	640,001	390,001
Total dividends on preferred stock	million yen	12,236	9,235
Subscription rights to shares	million yen	6,451	7,192
Minority interests	million yen	1,987,213	1,858,283
Net assets attributable to common shareholders	million yen	8,653,557	8,549,712
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	14,138,632	14,141,480

Mitsubishi UFJ Financial Group, Inc.

(Material Subsequent events)

Agreement on Voluntary Conversion of Morgan Stanley Convertible Preferred Stock

Under their strategic alliance announced on September 29, 2008, Mitsubishi UFJ Financial Group, Inc. (“MUFG”) subscribed for Morgan Stanley preferred stock, and MUFG and Morgan Stanley have implemented their alliance strategy globally in a wide range of businesses, including corporate finance and investment banking, retail banking and asset management.

On 21 April, 2011, MUFG and Morgan Stanley have agreed to voluntarily convert all of MUFG’s holding of Morgan Stanley convertible preferred stock into common stock, at a conversion rate to be adjusted pursuant to the agreement with Morgan Stanley, and entered into an agreement on such conversion, to further strengthen their global alliance strategy and to enhance Morgan Stanley’s capital position.

Currently MUFG appoints one representative to the Morgan Stanley board of directors, and in conjunction with this conversion of preferred stock, MUFG and Morgan Stanley have agreed to increase the number of such representatives to two, as well as to make certain other amendments to the existing agreement between them.

Morgan Stanley is expected to become an affiliate accounted for under the equity method of MUFG.

Common stock to be acquired upon conversion of convertible preferred stock

It has been agreed with Morgan Stanley that MUFG will receive approximately 75 million shares in addition to the number of shares it will receive upon conversion of convertible preferred stock based on previously agreed terms and conditions. As a result, MUFG will receive 385,464,097shares of common stock in total upon conversion of convertible preferred stock.

MUFG’s holdings of Morgan Stanley common stock following conversion of its convertible preferred stock, reflecting both its current holdings and the conversion, will represent approximately 22.4% of the voting rights of Morgan Stanley common stock.

This voluntary conversion of preferred stock remains subject to authorization of relevant authorities and the approval of Morgan Stanley shareholders.

In addition, the particulars and holding of Series C Non-Cumulative Non-Voting Perpetual Preferred Stock currently hold by MUFG remain the same.

Mitsubishi UFJ Financial Group, Inc.

5. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Current assets:
Cash and due from banks	16,490	11,031
Securities	70,000	140,500
Prepaid expenses	520	18
Deferred tax assets	15,756	2,203
Accrued income	20,019	15,939
Accounts receivable	44,922	71,347
Others	2	0

Total current assets	167,712	241,041

Fixed assets:
Tangible fixed assets:
Buildings	14	11
Equipment and furniture	173	135
Lease assets	73	20

Total tangible fixed assets	261	168

Intangible fixed assets:
Trademarks	32	25
Software	1,828	2,871
Lease assets	111	—
Others	2	1

Total intangible fixed assets	1,974	2,899

Investments and other assets:
Investment securities	906,980	803,197
Investments in subsidiaries and affiliates	10,104,826	9,943,868
Others	324	340
Allowance for losses on investments	(1,733)	—

Total investments and other assets	11,010,397	10,747,406

Total fixed assets	11,012,633	10,750,474

Total assets	11,180,345	10,991,515

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Liabilities:
Current liabilities:
Short-term borrowings	1,129,452	1,566,980
Current portion of bonds payable	230,000	—
Current portion of long-term borrowings	257,252	391,000
Lease liabilities	46	8
Accounts payable	2,439	2,314
Accrued expenses	5,819	5,048
Income taxes payable	544	98
Deposits received	242	249
Reserve for bonuses	318	352
Reserve for bonuses to directors	77	46
Others	0	0

Total current liabilities	1,626,193	1,966,100

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings from subsidiaries and affiliates	450,245	20,702
Lease liabilities	149	13
Long-term accounts payable	208	96
Deferred tax liabilities	11,297	11,380

Total fixed liabilities	842,401	412,693

Total liabilities	2,468,594	2,378,793

Net assets:
Shareholders’ equity:
Capital stock	2,136,582	2,137,476
Capital surplus:
Capital reserve	2,136,600	2,137,493
Other capital surplus	2,109,941	1,860,006

Total capital surplus	4,246,541	3,997,500

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,162,138	2,316,337

Total retained earnings	2,312,138	2,466,337

Treasury stock	(217)	(37)

Total shareholders’ equity	8,695,044	8,601,276

Valuation and translation adjustments:
Net unrealized gains (losses) on other securities	10,254	4,257

Total valuation and translation adjustments	10,254	4,257

Subscription rights to shares	6,450	7,188

Total net assets	8,711,750	8,612,722

Total liabilities and net assets	11,180,345	10,991,515

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Operating income:
Dividends	273,302	397,101
Management fees from subsidiaries and affiliates	17,522	16,510

Total operating income	290,824	413,611

Operating expenses:
General and administrative expenses	16,517	14,855

Total operating expenses	16,517	14,855

Operating profits	274,306	398,756

Non-operating income:
Interest on deposits	0	0
Interest on securities	7	102
Dividends	7,589	15,524
Gains on sales of investment securities	5,851	—
Interest on tax refunds	19	22
Commissions on odd lot shares negotiated	2	0
Fees for software leases	29	33
Others	44	132

Total non-operating income	13,544	15,815

Non-operating expenses:
Interest on borrowings	31,478	27,154
Interest on bonds payable	13,134	17,023
Amortization on bonds issuance costs	36	—
Amortization on stock issuance costs	5,034	0
Expenses on fund-raising	2,174	48
Foreign exchange losses	132	361
Others	12	0

Total non-operating expenses	52,002	44,588

Ordinary profits	235,848	369,982

Extraordinary gains:
Gains on sales of investments in subsidiaries and affiliates	563	—
Reversal of allowance for losses on investments	—	1,733

Total extraordinary gains	563	1,733

Extraordinary losses:
Losses on sales of fixed assets	8	—
Losses on impairment of fixed assets	0	—
Losses on retirement of fixed assets	15	11
Losses on write-down of investments in subsidiaries and affiliates	117,733	—

Total extraordinary losses	117,757	11

Income before income taxes	118,653	371,704

Income taxes-current	8,070	9,024
Income taxes-deferred	10,494	17,748

Total taxes	18,565	26,773

Net income	100,088	344,931

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,620,896	2,136,582
Changes during the period
Issuance of new shares	515,662	—
Issuance of new shares-exercise of subscription rights to shares	23	893

Total changes during the period	515,686	893

Balance at the end of the period	2,136,582	2,137,476

Capital surplus
Capital reserve
Balance at the end of the previous period	1,620,914	2,136,600
Changes during the period
Issuance of new shares	515,662	—
Issuance of new shares-exercise of subscription rights to shares	23	893

Total changes during the period	515,686	893

Balance at the end of the period	2,136,600	2,137,493

Other capital surplus
Balance at the end of the previous period	2,109,970	2,109,941
Changes during the period
Disposition of treasury stock	(29)	65
Retirement of treasury stock	—	(250,000)

Total changes during the period	(29)	(249,934)

Balance at the end of the period	2,109,941	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the end of the previous period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the end of the previous period	2,211,855	2,162,138
Changes during the period
Dividends from retained earnings	(149,804)	(190,732)
Net income	100,088	344,931

Total changes during the period	(49,716)	154,199

Balance at the end of the period	2,162,138	2,316,337

Treasury stock
Balance at the end of the previous period	(979)	(217)
Changes during the period
Repurchase of treasury stock	(245)	(250,029)
Disposition of treasury stock	1,007	209
Retirement of treasury stock	—	250,000

Total changes during the period	762	179

Balance at the end of the period	(217)	(37)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Total shareholders’ equity
Balance at the end of the previous period	7,712,656	8,695,044
Changes during the period
Issuance of new shares	1,031,325	—
Issuance of new shares-exercise of subscription rights to shares	47	1,787
Dividends from retained earnings	(149,804)	(190,732)
Net income	100,088	344,931
Repurchase of treasury stock	(245)	(250,029)
Disposition of treasury stock	978	275
Retirement of treasury stock	—	—

Total changes during the period	982,387	(93,768)

Balance at the end of the period	8,695,044	8,601,276

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	—	10,254
Changes during the period
Net changes of items other than shareholders’ equity	10,254	(5,997)

Total changes during the period	10,254	(5,997)

Balance at the end of the period	10,254	4,257

Subscription rights to shares
Balance at the end of the previous period	4,650	6,450
Changes during the period
Net changes of items other than shareholders’ equity	1,800	737

Total changes during the period	1,800	737

Balance at the end of the period	6,450	7,188

Total net assets
Balance at the end of the previous period	7,717,307	8,711,750
Changes during the period
Issuance of new shares	1,031,325	—
Issuance of new shares-exercise of subscription rights to shares	47	1,787
Dividends from retained earnings	(149,804)	(190,732)
Net income	100,088	344,931
Repurchase of treasury stock	(245)	(250,029)
Disposition of treasury stock	978	275
Retirement of treasury stock	—	—
Net changes of items other than shareholders’ equity	12,055	(5,260)

Total changes during the period	994,443	(99,028)

Balance at the end of the period	8,711,750	8,612,722

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors and Corporate Auditors” posted on May 16, 2011 with regard to the changes of directors and corporate auditors.

Selected Financial Information

under Japanese GAAP

For the fiscal year ended March 31, 2011

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ] [ BTMU Non-consolidated ] [ MUTB Consolidated ] [ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	18

9. Progress in Disposition of Problem Assets	[ BTMU and MUSP Combined ]*5 [ MUTB Non-consolidated including Trust Accounts ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.
(*5)	“MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	3,522,544	3,600,424	(77,879)
Gross profits before credit costs for trust accounts	3,522,544	3,600,424	(77,879)
Net interest income	2,020,004	2,177,199	(157,194)
Trust fees	100,437	103,872	(3,435)
Credit costs for trust accounts (1)	(0)	—	(0)
Net fees and commissions	979,458	989,806	(10,347)
Net trading profits	103,742	259,770	(156,027)
Net other business profits	318,901	69,775	249,125
Net gains (losses) on debt securities	221,364	49,879	171,485
General and administrative expenses	2,020,898	2,084,882	(63,983)
Amortization of goodwill	31,085	32,868	(1,783)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,532,731	1,548,411	(15,679)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,501,646	1,515,542	(13,895)
Provision for general allowance for credit losses (2)	(87,625)	(66,766)	(20,858)
Net business profits*	1,414,021	1,448,776	(34,754)
Net non-recurring gains (losses)	(767,588)	(903,079)	135,490
Credit costs (3)	(336,673)	(758,455)	421,781
Losses on loan write-offs	(261,233)	(439,113)	177,879
Provision for specific allowance for credit losses	(75,197)	(294,750)	219,552
Other credit costs	(243)	(24,592)	24,348
Net gains (losses) on equity securities	(57,183)	32,489	(89,672)
Gains on sales of equity securities	64,174	179,331	(115,157)
Losses on sales of equity securities	(50,435)	(86,309)	35,873
Losses on write-down of equity securities	(70,922)	(60,532)	(10,389)
Profits (losses) from investments in affiliates	11,371	2,614	8,756
Other non-recurring gains (losses)	(385,102)	(179,727)	(205,375)

Ordinary profits	646,432	545,697	100,735

Net extraordinary gains (losses)	(6,870)	51,035	(57,906)
Gains on loans written-off (4)	63,786	65,048	(1,261)
Reversal of allowance for credit losses (5)	—	—	—
Reversal of reserve for contingent losses included in credit costs (6)	6,365	—	6,365
Losses on impairment of fixed assets	(9,812)	(17,813)	8,000
Amortization of goodwill	(13,031)	(27,918)	14,887
Loss on adjustment for changes of accounting standard for asset retirement obligations	(24,447)	—	(24,447)
Income before income taxes and others	639,561	596,732	42,829
Income taxes-current	126,036	101,063	24,972
Refund of income taxes	—	(19,099)	19,099
Income taxes-deferred	49,460	68,995	(19,535)
Total taxes	175,496	150,959	24,536
Income before minority interests	464,065	445,773	18,292
Minority interests	(119,013)	57,038	(176,052)

Net income	583,079	388,734	194,345

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(354,146)	(760,172)	406,026
Note 1: Total credit costs include gains on loans written-off.

Note 2:  As for credits to be offset by the future claims for interest repayment, we adopted a method to record reserve for contingent losses, rather than allowance for credit losses. As compared with the former method, total credit costs decreased by ¥52,080 million.

Number of consolidated subsidiaries	231	236	(5)
Number of affiliated companies accounted for under the equity method	66	63	3

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	2,337,500	2,180,353	157,146
Gross profits before credit costs for trust accounts	2,337,500	2,180,353	157,146
Net interest income	1,411,934	1,473,200	(61,265)
Trust fees	76,539	79,700	(3,161)
Credit costs for trust accounts (1)	(0)	—	(0)
Net fees and commissions	455,926	470,535	(14,609)
Net trading profits	106,509	124,053	(17,543)
Net other business profits	286,590	32,863	253,727
Net gains (losses) on debt securities	211,898	38,436	173,461
General and administrative expenses	1,180,513	1,206,917	(26,403)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,156,986	973,436	183,550
Provision for general allowance for credit losses (2)	(71,512)	44,232	(115,745)
Net business profits	1,085,474	1,017,669	67,805
Net non-recurring gains (losses)	(322,788)	(556,612)	233,823
Credit costs (3)	(144,207)	(448,646)	304,439
Losses on loan write-offs	(108,386)	(221,801)	113,415
Provision for specific allowance for credit losses	(36,138)	(212,208)	176,070
Other credit costs	317	(14,636)	14,953
Net gains (losses) on equity securities	(131,430)	13,078	(144,508)
Gains on sales of equity securities	55,295	144,115	(88,820)
Losses on sales of equity securities	(53,585)	(86,328)	32,742
Losses on write-down of equity securities	(133,139)	(44,708)	(88,431)
Other non-recurring gains (losses)	(47,151)	(121,044)	73,893

Ordinary profits	762,685	461,056	301,628

Net extraordinary gains (losses)	13,711	51,055	(37,344)
Gains on loans written-off (4)	37,685	42,811	(5,126)
Reversal of allowance for credit losses (5)	—	—	—
Reversal of reserve for contingent losses included in credit costs (6)	3,827	—	3,827
Losses on impairment of fixed assets	(5,893)	(12,578)	6,685
Loss on adjustment for changes of accounting standard for asset retirement obligations	(16,714)	—	(16,714)
Income before income taxes	776,397	512,112	264,284
Income taxes-current	66,011	43,194	22,817
Refund of income taxes	—	(8,712)	8,712
Income taxes-deferred	(4,368)	67,713	(72,081)
Total taxes	61,643	102,195	(40,552)

Net income	714,754	409,917	304,836

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(174,207)	(361,602)	187,395

Note: Total credit costs include gains on loans written-off.

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	2,489,182	2,405,145	84,036
Net interest income	1,545,783	1,646,065	(100,281)
Trust fees	10,863	12,433	(1,570)
Net fees and commissions	511,464	533,893	(22,429)
Net trading profits	114,203	117,950	(3,746)
Net other business profits	306,867	94,803	212,064
Net gains (losses) on debt securities	214,597	71,038	143,559
General and administrative expenses	1,285,592	1,305,868	(20,276)
Amortization of goodwill	16,367	15,878	488
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,219,957	1,115,155	104,801
Net business profits before provision for general allowance for credit losses	1,203,590	1,099,277	104,312
Provision for general allowance for credit losses (1)	(94,713)	(80,125)	(14,588)
Net business profits*	1,108,876	1,019,151	89,724
Net non-recurring gains (losses)	(259,109)	(560,865)	301,756
Credit costs (2)	(178,218)	(477,626)	299,407
Losses on loan write-offs	(143,960)	(263,483)	119,523
Provision for specific allowance for credit losses	(33,892)	(191,667)	157,774
Other credit costs	(365)	(22,475)	22,109
Net gains (losses) on equity securities	(48,056)	(1,049)	(47,007)
Gains on sales of equity securities	52,885	131,103	(78,217)
Losses on sales of equity securities	(46,445)	(86,673)	40,228
Losses on write-down of equity securities	(54,496)	(45,479)	(9,017)
Profits (losses) from investments in affiliates	(3,615)	(1,709)	(1,906)
Other non-recurring gains (losses)	(29,218)	(80,481)	51,262

Ordinary profits	849,766	458,286	391,480

Net extraordinary gains (losses)	11,239	97,828	(86,589)
Gains on loans written-off (3)	49,593	51,345	(1,752)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	5,219	—	5,219
Net gains (losses) on disposition of fixed assets	(2,582)	(11,598)	9,016
Losses on impairment of fixed assets	(5,439)	(9,685)	4,245
Amortization of goodwill	(21,524)	—	(21,524)
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15,834)	—	(15,834)
Reversal of allowance for losses on investments	—	34,027	(34,027)
Income before income taxes and others	861,006	556,114	304,891
Income taxes-current	99,345	70,466	28,879
Refund of income taxes	—	(18,156)	18,156
Income taxes-deferred	(21,463)	79,487	(100,950)
Total taxes	77,882	131,797	(53,915)
Income before minority interests	783,124	424,317	358,807
Minority interests	63,328	61,430	1,897

Net income	719,795	362,886	356,909

Note:

*      Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(218,119)	(506,406)	288,286
Note: Total credit costs include gains on loans written-off.

Number of consolidated subsidiaries	135	140	(5)
Number of affiliated companies accounted for under the equity method	48	45	3

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	2,000,854	1,875,670	125,183
Domestic gross profits	1,264,543	1,259,574	4,968
Net interest income	913,831	940,846	(27,015)
Net fees and commissions	234,376	249,645	(15,268)
Net trading profits	1,218	10,520	(9,301)
Net other business profits	115,116	58,562	56,553
Net gains (losses) on debt securities	112,542	55,136	57,405
Non-domestic gross profits	736,310	616,095	120,215
Net interest income	333,864	367,305	(33,441)
Net fees and commissions	139,922	142,079	(2,156)
Net trading profits	98,079	100,122	(2,043)
Net other business profits	164,444	6,587	157,856
Net gains (losses) on debt securities	93,916	11,938	81,977
General and administrative expenses	994,329	1,012,487	(18,157)
Personnel expenses	368,603	372,218	(3,615)
Non-personnel expenses	573,620	587,767	(14,147)
Taxes	52,106	52,501	(395)
Net business profits before provision for general allowance for credit losses	1,006,524	863,183	143,341
Provision for general allowance for credit losses (1)	(70,316)	42,290	(112,606)
Net business profits	936,208	905,473	30,734
Net non-recurring gains (losses)	(278,208)	(497,647)	219,439
Credit costs (2)	(136,090)	(420,921)	284,831
Losses on loan write-offs	(105,714)	(219,700)	113,986
Provision for specific allowance for credit losses	(30,022)	(189,000)	158,977
Other credit costs	(353)	(12,220)	11,866
Net gains (losses) on equity securities	(106,782)	13,437	(120,219)
Gains on sales of equity securities	48,537	130,842	(82,305)
Losses on sales of equity securities	(44,028)	(83,143)	39,115
Losses on write-down of equity securities	(111,291)	(34,261)	(77,029)
Other non-recurring gains (losses)	(35,335)	(90,162)	54,827

Ordinary profits	657,999	407,826	250,173

Net extraordinary gains (losses)	16,411	52,281	(35,869)
Gains on loans written-off (3)	36,414	40,783	(4,369)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	3,827	—	3,827
Net gains (losses) on disposition of fixed assets	(3,111)	(11,490)	8,379
Losses on impairment of fixed assets	(5,439)	(9,646)	4,206
Loss on adjustment for changes of accounting standard for asset retirement obligations	(15,278)	—	(15,278)
Reversal of allowance for losses on investments	—	34,027	(34,027)
Income before income taxes	674,411	460,108	214,303
Income taxes-current	64,154	42,031	22,122
Refund of income taxes	—	(8,712)	8,712
Income taxes-deferred	(29,006)	84,121	(113,127)
Total taxes	35,148	117,440	(82,292)

Net income	639,263	342,667	296,596

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(166,165)	(337,847)	171,682

Note: Total credit costs include gains on loans written-off.

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	384,052	354,325	29,726
Gross profits before credit costs for trust accounts	384,052	354,325	29,726
Trust fees	89,848	91,693	(1,844)
Trust fees before credit costs for trust accounts	89,848	91,693	(1,844)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	6,758	7,499	(740)
Other trust fees	83,089	84,194	(1,104)
Credit costs for trust accounts (1)	(0)	—	(0)
Net interest income	163,066	162,199	866
Net fees and commissions	113,298	110,015	3,282
Net trading profits	10,175	22,520	(12,345)
Net other business profits	7,663	(32,103)	39,767
Net gains (losses) on debt securities	5,595	(28,637)	34,233
General and administrative expenses	227,338	239,779	(12,441)
Amortization of goodwill	11	—	11
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	156,724	114,545	42,179
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	156,713	114,545	42,168
Provision for general allowance for credit losses (2)	(1,188)	1,884	(3,073)
Net business profits*	155,525	116,430	39,094
Net non-recurring gains (losses)	(43,339)	(56,555)	13,216
Credit costs (3)	(8,542)	(28,167)	19,625
Losses on loan write-offs	(2,972)	(2,373)	(599)
Provision for specific allowance for credit losses	(6,215)	(23,340)	17,124
Other credit costs	644	(2,454)	3,099
Net gains (losses) on equity securities	(24,431)	(54)	(24,376)
Gains on sales of equity securities	6,761	13,573	(6,811)
Losses on sales of equity securities	(9,560)	(3,180)	(6,379)
Losses on write-down of equity securities	(21,632)	(10,447)	(11,185)
Profits (losses) from investments in affiliates	3,339	3,415	(76)
Other non-recurring gains (losses)	(13,704)	(31,749)	18,044

Ordinary profits	112,185	59,874	52,311

Net extraordinary gains (losses)	(2,973)	(1,503)	(1,470)
Gains on loans written-off (4)	1,145	1,888	(742)
Reversal of allowance for credit losses (5)	—	—	—
Reversal of reserve for contingent losses included in credit costs (6)	—	—	—
Losses on impairment of fixed assets	(461)	(3,035)	2,574
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1,525)	—	(1,525)
Income before income taxes and others	109,211	58,370	50,840
Income taxes-current	3,782	4,248	(466)
Income taxes-deferred	24,546	(16,635)	41,182
Total taxes	28,329	(12,387)	40,716
Income before minority interests	80,882	70,758	10,124
Minority interests	4,655	4,432	222

Net income	76,227	66,325	9,902

Note:

*      Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(8,585)	(24,394)	15,809
Note: Total credit costs include gains on loans written-off.

Number of consolidated subsidiaries	25	25	—
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2011 (A)	March 31, 2010 (B)
Gross profits	336,646	304,683	31,962
Gross profits before credit costs for trust accounts	336,646	304,683	31,962
Domestic gross profits	259,843	265,546	(5,702)
Trust fees	76,539	79,700	(3,161)
Trust fees before credit costs for trust accounts	76,539	79,700	(3,161)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	6,758	7,499	(740)
Other trust fees	69,780	72,201	(2,421)
Credit costs for trust accounts (1)	(0)	—	(0)
Net interest income	99,972	102,446	(2,473)
Net fees and commissions	82,311	79,226	3,085
Net trading profits	14,071	30,100	(16,029)
Net other business profits	(13,051)	(25,927)	12,876
Net gains (losses) on debt securities	(13,740)	(23,287)	9,547
Non-domestic gross profits	76,802	39,137	37,665
Net interest income	64,265	62,602	1,663
Net fees and commissions	(684)	(415)	(269)
Net trading profits	(6,860)	(16,690)	9,830
Net other business profits	20,081	(6,359)	26,440
Net gains (losses) on debt securities	19,180	(5,350)	24,530
General and administrative expenses	186,183	194,429	(8,245)
Personnel expenses	66,559	67,438	(879)
Non-personnel expenses	111,299	118,247	(6,948)
Taxes	8,324	8,742	(418)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150,462	110,253	40,208
Provision for general allowance for credit losses (2)	(1,196)	1,941	(3,138)
Net business profits	149,266	112,195	37,070
Net non-recurring gains (losses)	(44,580)	(58,964)	14,384
Credit costs (3)	(8,116)	(27,725)	19,608
Losses on loan write-offs	(2,671)	(2,101)	(570)
Provision for specific allowance for credit losses	(6,115)	(23,207)	17,092
Other credit costs	670	(2,416)	3,086
Net gains (losses) on equity securities	(24,648)	(358)	(24,289)
Gains on sales of equity securities	6,758	13,273	(6,515)
Losses on sales of equity securities	(9,557)	(3,184)	(6,372)
Losses on write-down of equity securities	(21,848)	(10,447)	(11,401)
Other non-recurring gains (losses)	(11,815)	(30,881)	19,066

Ordinary profits	104,685	53,230	51,455

Net extraordinary gains (losses)	(2,700)	(1,226)	(1,474)
Gains on loans written-off (4)	1,271	2,028	(757)
Reversal of allowance for credit losses (5)	—	—	—
Reversal of reserve for contingent losses included in credit costs (6)	—	—	—
Losses on impairment of fixed assets	(454)	(2,932)	2,478
Loss on adjustment for changes of accounting standard for asset retirement obligations	(1,436)	—	(1,436)
Income before income taxes	101,985	52,004	49,980
Income taxes-current	1,856	1,162	694
Income taxes-deferred	24,637	(16,407)	41,045
Total taxes	26,494	(15,245)	41,740

Net income	75,490	67,250	8,240

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(8,041)	(23,754)	15,712

Note:	Total credit costs include gains on loans written-off.

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Total average interest rate on interest-earning assets (a)	1.02	(0.13)	1.15
Average interest rate on loans and bills discounted (b)	1.47	(0.08)	1.56
Average interest rate on securities	0.58	(0.08)	0.66
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.86	(0.10)	0.96
Average interest rate on deposits and NCD (d)	0.09	(0.06)	0.15
Average interest rate on other liabilities	0.43	(0.14)	0.57
Overall interest rate spread (a)-(c)	0.15	(0.03)	0.18
Interest rate spread (b)-(d)	1.38	(0.02)	1.40

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Total average interest rate on interest-earning assets (a)	0.92	(0.13)	1.05
Average interest rate on loans and bills discounted (b)	1.11	(0.18)	1.29
Average interest rate on securities	0.79	(0.01)	0.81
Total average interest rate on interest-bearing liabilities (c)	0.33	(0.12)	0.46
Average interest rate on deposits and NCD (d)	0.31	(0.14)	0.46
Overall interest rate spread (a)-(c)	0.59	(0.00)	0.59
Interest rate spread (b)-(d)	0.79	(0.04)	0.83

BTMU and MUTB combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Average interest rate on loans and bills discounted (a)	1.42	(0.10)	1.52
Average interest rate on deposits and NCD (b)	0.11	(0.07)	0.19
Interest rate spread (a)-(b)	1.30	(0.02)	1.32

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,588.5	4,705.5	1,390.0	7,684.1
Receive-floater/pay-fix	216.6	3,469.1	599.3	4,285.1
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	38.1	59.4	97.5

Total	1,805.1	8,232.8	2,048.8	12,086.8

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,068.5	2,837.4	1,314.5	5,220.5
Receive-floater/pay-fix	125.1	2,683.4	241.6	3,050.2
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	1,193.7	5,540.8	1,556.1	8,290.7

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2011
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	540.0	1,881.1	75.5	2,496.6
Receive-floater/pay-fix	101.1	766.0	337.9	1,205.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	641.1	2,647.1	413.4	3,701.6

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,299,569	34,850	48,492	13,642	3,417,795	82,784	84,580	1,796
Domestic bonds	1,144,463	9,160	9,180	19	1,240,439	20,068	20,068	—
Government bonds	967,312	7,579	7,579	—	977,342	15,972	15,972	—
Municipal bonds	22,666	178	178	—	42,348	585	585	—
Corporate bonds	154,484	1,402	1,422	19	220,748	3,511	3,511	—
Other	2,155,106	25,689	39,312	13,623	2,177,356	62,715	64,512	1,796
Foreign bonds	1,137,457	(2,525)	7,168	9,693	1,021,985	6,738	8,391	1,653
Other	1,017,648	28,214	32,144	3,929	1,155,370	55,977	56,120	142

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	67,198,517	327,632	1,124,505	796,872	60,406,360	812,706	1,398,942	586,235
Domestic equity securities	3,566,358	281,297	713,520	432,223	4,277,363	681,771	983,817	302,045
Domestic bonds	48,098,475	70,829	181,345	110,515	43,376,692	117,109	173,933	56,824
Government bonds	43,974,575	23,936	118,538	94,602	38,748,045	79,912	113,618	33,706
Municipal bonds	200,279	6,569	6,578	9	280,899	8,080	8,148	67
Corporate bonds	3,923,620	40,323	56,228	15,904	4,347,746	29,116	52,166	23,050
Other	15,533,683	(24,494)	229,639	254,133	12,752,305	13,825	241,191	227,365
Foreign equity securities	282,233	83,659	83,771	111	282,573	73,578	73,806	227
Foreign bonds	13,637,510	(46,807)	95,651	142,459	10,702,586	77,276	132,837	55,560
Other	1,613,939	(61,346)	50,216	111,562	1,767,145	(137,030)	34,547	171,578
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,952,502	29,418,611	4,625,567	2,246,396	15,907,389	22,522,186	3,650,172	2,537,446
Government bonds	12,380,303	27,112,686	3,962,098	1,486,799	15,284,063	19,825,452	2,852,423	1,763,449
Municipal bonds	46,876	66,109	109,506	453	22,006	100,844	199,927	469
Corporate bonds	525,322	2,239,815	553,962	759,142	601,320	2,595,890	597,821	773,527
Other	2,196,338	7,306,116	3,073,406	4,174,673	2,061,749	5,329,219	2,879,402	3,734,658
Foreign bonds	1,981,987	6,925,274	2,322,864	3,520,067	1,906,896	5,141,290	2,011,496	2,638,297
Other	214,350	380,841	750,542	654,606	154,852	187,929	867,906	1,096,360
Total	15,148,840	36,724,727	7,698,974	6,421,070	17,969,138	27,851,406	6,529,575	6,272,104

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,159,945	11,873	15,712	3,839	1,289,654	39,123	39,266	142
Stocks of subsidiaries and affiliates	98,316	(6,376)	13,158	19,534	155,769	(32,164)	12,463	44,627

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	56,018,656	169,866	851,151	681,285	49,791,929	517,825	1,017,742	499,917
Domestic equity securities	2,803,845	74,213	522,197	447,983	3,366,529	385,677	707,125	321,448
Domestic bonds	43,573,087	59,556	163,683	104,127	39,374,157	104,353	155,552	51,199
Other	9,641,722	36,096	165,270	129,174	7,051,241	27,794	155,063	127,269
Foreign equity securities	171,910	73,896	73,897	1	152,122	54,500	54,501	1
Foreign bonds	8,362,087	(28,661)	49,751	78,412	5,669,356	45,678	72,991	27,313
Other	1,107,724	(9,138)	41,621	50,760	1,229,762	(72,384)	27,570	99,954
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	11,216,158	26,730,134	3,698,373	2,178,534	13,950,371	20,028,947	3,183,309	2,461,706
Government bonds	10,821,167	24,787,087	3,092,864	1,433,249	13,464,223	17,754,168	2,394,184	1,699,406
Municipal bonds	27,174	62,580	108,945	406	2,346	77,521	199,524	420
Corporate bonds	367,816	1,880,466	496,562	744,877	483,801	2,197,257	589,601	761,879
Other	1,447,427	3,777,273	2,095,348	2,649,024	912,241	1,870,445	1,962,373	2,869,639
Foreign bonds	1,236,734	3,573,537	1,520,965	2,006,151	775,335	1,789,207	1,280,910	1,795,559
Other	210,692	203,735	574,382	642,872	136,905	81,238	681,463	1,074,079
Total	12,663,585	30,507,408	5,793,721	4,827,558	14,862,612	21,899,393	5,145,683	5,331,345

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,806,668	9,513	11,990	2,476	1,555,809	22,387	22,688	300
Stocks of subsidiaries and affiliates	40,375	16,005	16,005	—	40,375	(2,479)	751	3,231

	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	8,727,335	10,599	205,871	195,271	7,787,226	123,399	272,068	148,668
Domestic equity securities	716,005	75,226	155,178	79,952	872,173	146,380	208,677	62,296
Domestic bonds	4,139,545	10,646	17,061	6,414	3,620,332	15,974	18,264	2,290
Other	3,871,784	(75,273)	33,631	108,904	3,294,720	(38,955)	45,126	84,081
Foreign equity securities	781	223	223	—	1,187	322	322	—
Foreign bonds	3,434,485	(22,717)	26,211	48,928	2,806,303	26,991	40,257	13,266
Other	436,518	(52,779)	7,196	59,976	487,228	(66,269)	4,546	70,815
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2011				As of March 31, 2010
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,511,521	2,558,120	873,470	67,862	1,707,507	2,403,470	377,544	75,740
Government bonds	1,355,202	2,230,288	815,510	53,550	1,599,606	2,037,705	368,921	64,043
Municipal bonds	19,702	3,528	560	47	19,659	23,323	403	49
Corporate bonds	136,616	324,304	57,399	14,264	88,241	342,442	8,220	11,648
Other	472,091	2,847,169	784,171	532,883	516,659	2,342,441	658,919	134,391
Foreign bonds	468,796	2,686,173	701,906	512,846	499,129	2,226,603	579,952	111,499
Other	3,294	160,995	82,264	20,036	17,530	115,838	78,967	22,891
Total	1,983,613	5,405,290	1,657,641	600,745	2,224,167	4,745,912	1,036,464	210,131

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
ROE*	6.89	1.96	4.92

Note:

* ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1) Risk-adjusted capital ratio	14.89%	0.02%	14.87%
Tier 1 ratio	11.33%	0.69%	10.63%
(2) Tier 1 capital	9,953.3	(56.3)	10,009.6
(3) Qualified Tier 2 capital	3,920.4	(529.1)	4,449.6
(4) Deductions from total qualifying capital	792.9	325.4	467.5
(5) Net qualifying capital (2)+(3)-(4)	13,080.8	(910.9)	13,991.7
(6) Risk-adjusted assets	87,804.9	(6,276.3)	94,081.3
(7) Required Capital	7,024.3	(502.1)	7,526.5
BTMU Consolidated
	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1) Risk-adjusted capital ratio	15.82%	0.27%	15.54%
Tier 1 ratio	11.42%	0.58%	10.84%
(2) Tier 1 capital	8,284.1	(65.3)	8,349.4
(3) Qualified Tier 2 capital	3,483.5	(417.7)	3,901.3
(4) Deductions from total qualifying capital	297.9	12.2	285.7
(5) Net qualifying capital (2)+(3)-(4)	11,469.7	(495.3)	11,965.0
(6) Risk-adjusted assets	72,485.5	(4,491.0)	76,976.5
(7) Required Capital	5,798.8	(359.2)	6,158.1
MUTB Consolidated
	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1) Risk-adjusted capital ratio	15.93%	(0.08)%	16.02%
Tier 1 ratio	13.02%	0.55%	12.47%
(2) Tier 1 capital	1,392.7	40.7	1,352.0
(3) Qualified Tier 2 capital	395.2	(83.5)	478.8
(4) Deductions from total qualifying capital	83.7	(9.9)	93.6
(5) Net qualifying capital (2)+(3)-(4)	1,704.2	(32.9)	1,737.2
(6) Risk-adjusted assets	10,693.5	(148.3)	10,841.9
(7) Required Capital	855.4	(11.8)	867.3
BTMU Non-consolidated
	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1) Risk-adjusted capital ratio	16.61%	0.27%	16.34%
Tier 1 ratio	12.09%	0.50%	11.59%
(2) Tier 1 capital	8,179.0	(97.0)	8,276.1
(3) Net qualifying capital	11,238.5	(428.5)	11,667.0
(4) Risk-adjusted assets	67,635.3	(3,757.1)	71,392.4
(5) Required Capital	5,410.8	(300.5)	5,711.3
MUTB Non-consolidated
	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
(1) Risk-adjusted capital ratio	16.01%	(0.09)%	16.10%
Tier 1 ratio	12.64%	0.54%	12.09%
(2) Tier 1 capital	1,347.3	41.8	1,305.5
(3) Net qualifying capital	1,706.8	(31.2)	1,738.0
(4) Risk-adjusted assets	10,659.3	(132.5)	10,791.9
(5) Required Capital	852.7	(10.6)	863.3

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk-adjusted assets.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2011 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	53,116	0.06%	113,104	0.13%	(59,987)	(0.06)%
Non-accrual delinquent loans	1,022,139	1.27%	1,212,609	1.42%	(190,469)	(0.15)%
Accruing loans contractually past due 3 months or more	142,789	0.17%	29,175	0.03%	113,614	0.14%
Restructured loans	574,503	0.71%	411,137	0.48%	163,365	0.23%
Total risk monitored loans	1,792,549	2.24%	1,766,026	2.08%	26,523	0.16%
Total loans and bills discounted	79,995,024		84,880,603		(4,885,579)

Written-off	912,112		981,866		(69,753)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2011 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,143,997	63.81%	1,337,922	75.75%	(193,924)	(11.93)%
General allowance for credit losses	805,242		830,023		(24,780)
Specific allowance for credit losses	338,028		507,086		(169,057)
Allowance for credit to specific foreign borrowers	725		812		(86)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,551,505	1,467,926	83,578
Overseas	241,044	298,099	(57,055)
Asia	9,419	14,466	(5,046)
Indonesia	931	3,526	(2,595)
Thailand	5,179	5,772	(592)
Hong Kong	24	618	(594)
Other	3,284	4,548	(1,264)
United States of America	110,341	147,316	(36,974)
Other	121,282	136,316	(15,033)

Total	1,792,549	1,766,026	26,523

Classified by Industry	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,551,505	1,467,926	83,578
Manufacturing	221,358	180,462	40,896
Construction	64,252	48,642	15,609
Wholesale and retail	203,873	151,744	52,128
Finance and insurance	7,772	4,448	3,324
Real estate, goods rental and leasing	196,998	254,630	(57,631)
Services	122,532	103,783	18,749
Other industries	83,556	186,158	(102,601)
Consumer	651,159	538,057	113,102
Overseas	241,044	298,099	(57,055)
Financial institutions	24,299	21,998	2,300
Commercial and industrial	123,328	171,587	(48,258)
Other	93,416	104,512	(11,096)

Total	1,792,549	1,766,026	26,523

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2011 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	48,118	0.07%	89,791	0.12%	(41,672)	(0.05)%
Non-accrual delinquent loans	753,909	1.16%	836,861	1.21%	(82,951)	(0.05)%
Accruing loans contractually past due 3 months or more	113,208	0.17%	24,730	0.03%	88,477	0.13%
Restructured loans	425,616	0.65%	265,398	0.38%	160,217	0.27%
Total risk monitored loans	1,340,853	2.06%	1,216,781	1.76%	124,071	0.30%
Total loans and bills discounted	64,981,715		69,106,624		(4,124,908)

Written-off	692,351		749,744		(57,393)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2011 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	712,944	53.17%	722,486	59.37%	(9,541)	(6.20)%
General allowance for credit losses	481,006		410,690		70,316
Specific allowance for credit losses	231,213		310,984		(79,771)
Allowance for credit to specific foreign borrowers	725		812		(86)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,215,189	1,048,842	166,347
Overseas	125,663	167,939	(42,275)
Asia	2,326	7,009	(4,683)
Indonesia	331	2,732	(2,400)
Thailand	1,076	1,159	(83)
Hong Kong	24	618	(594)
Other	894	2,498	(1,604)
United States of America	2,880	24,816	(21,935)
Other	120,457	136,114	(15,656)

Total	1,340,853	1,216,781	124,071

Classified by Industry
	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,215,189	1,048,842	166,347
Manufacturing	215,606	167,588	48,018
Construction	62,717	46,246	16,470
Wholesale and retail	200,085	148,347	51,737
Finance and insurance	7,736	2,319	5,416
Real estate	164,097	192,827	(28,729)
Goods rental and leasing	3,297	28,915	(25,617)
Services	120,252	100,133	20,119
Other industries	80,502	160,673	(80,171)
Consumer	360,893	201,790	159,102
Overseas	125,663	167,939	(42,275)
Financial institutions	19,266	20,951	(1,684)
Commercial and industrial	45,020	78,415	(33,395)
Other	61,376	68,572	(7,195)

Total	1,340,853	1,216,781	124,071

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2011 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	1,665	0.01%	8,352	0.08%	(6,687)	(0.06)%
Non-accrual delinquent loans	38,226	0.36%	64,798	0.63%	(26,572)	(0.27)%
Accruing loans contractually past due 3 months or more	599	0.00%	486	0.00%	112	0.00%
Restructured loans	10,474	0.09%	18,203	0.17%	(7,729)	(0.07)%
Total risk monitored loans	50,964	0.48%	91,841	0.89%	(40,876)	(0.41)%
Total loans and bills discounted	10,589,116		10,257,717		331,399

Written-off	22,509		30,690		(8,180)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2011 (A)	% to total risk monitored loans	As of March 31, 2010 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	54,436	106.81%	66,448	72.35%	(12,011)	34.46%
General allowance for credit losses	37,473		36,277		1,196
Specific allowance for credit losses	16,963		30,170		(13,207)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	50,946	91,796	(40,850)
Overseas	18	44	(25)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	5	30	(25)
Other	13	13	(0)

Total	50,964	91,841	(40,876)

Classified by Industry	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	50,946	91,796	(40,850)
Manufacturing	5,715	12,835	(7,120)
Construction	1,488	2,269	(781)
Wholesale and retail	3,445	3,096	348
Finance and insurance	—	2,094	(2,094)
Real estate	24,865	27,606	(2,740)
Goods rental and leasing	—	180	(180)
Services	2,226	2,839	(613)
Other industries	3,042	25,447	(22,404)
Consumer	10,162	15,425	(5,262)
Overseas	18	44	(25)
Financial institutions	—	—	—
Commercial and industrial	5	44	(39)
Other	13	—	13

Total	50,964	91,841	(40,876)

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust Accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2011 (A)	% to total loans and bills discounted	As of March 31, 2010 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	90	0.07%	109	0.08%	(19)	(0.00)%
Non-accrual delinquent loans	27	0.02%	15	0.01%	12	0.01%
Accruing loans contractually past due 3 months or more	102	0.09%	77	0.06%	25	0.02%
Restructured loans	811	0.71%	803	0.64%	7	0.07%
Total risk monitored loans	1,031	0.90%	1,006	0.80%	24	0.10%

Total loans and bills discounted	113,533		125,147		(11,613)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	—	349	(349)
Allowance for bad debts	341	378	(37)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2011 (A)	As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic	1,031	1,006	24
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	693	371	322
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	337	635	(297)

Total	1,031	1,006	24

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					131,292		194,230	(62,938)
Doubtful					748,773		845,033	(96,260)
Special Attention					550,683		309,529	241,154
Non Performing Loans (1)					1,430,749		1,348,793	81,956
Normal					83,575,725		88,269,795	(4,694,070)
Total					85,006,474		89,618,588	(4,612,113)

Non Performing Loans / Total					1.68%		1.50%	0.17%
(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,107,832		1,059,280	48,552
Allowance for credit losses					347,946		413,408	(65,461)
Collateral, guarantees, etc.					759,886		645,872	114,013

Coverage ratio (2) / (1)					77.43%		78.53%	(1.10)%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	131,292		4,417		126,874			100.00%
	[194,230	]	[3,006	]	[191,224	]		[100.00%]
Doubtful	748,773		212,657		350,143			75.16%
	[845,033	]	[326,960	]	[334,581	]		[78.28%]
Special Attention	550,683		130,871		282,868			75.13%
	[309,529	]	[83,441	]	[120,066	]		[65.74%]
Total	1,430,749		347,946		759,886			77.43%
	[1,348,793	]	[413,408	]	[645,872	]		[78.53%]
Note: The upper figures are as of March 31, 2011. The lower figures with bracket are as of March 31, 2010. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic					1,301,084		1,178,347	122,737
Manufacturing					226,799		189,120	37,679
Construction					65,934		49,792	16,141
Wholesale and retail					218,899		161,907	56,992
Finance and insurance					8,865		5,595	3,269
Real estate					193,130		225,788	(32,657)
Goods rental and leasing					3,345		29,383	(26,037)
Services					126,209		107,790	18,419
Other industries					85,908		190,223	(104,314)
Consumer					371,992		218,746	153,245
Overseas					129,664		170,445	(40,780)
Financial institutions					19,268		21,153	(1,884)
Commercial and industrial					49,006		79,983	(30,977)
Other					61,390		69,308	(7,918)

Total					1,430,749		1,348,793	81,956

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					127,261		183,009	(55,747)
Doubtful					712,630		782,806	(70,176)
Special Attention					538,824		290,129	248,695
Non Performing Loans (1)					1,378,716		1,255,945	122,770
Normal					72,744,393		77,776,487	(5,032,093)
Total					74,123,110		79,032,433	(4,909,323)

Non Performing Loans / Total					1.86%		1.58%	0.27%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,063,116		982,459	80,656
Allowance for credit losses					334,716		379,456	(44,740)
Collateral, guarantees, etc.					728,400		603,003	125,396

Coverage ratio (2) / (1)					77.10%		78.22%	(1.11)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	127,261		4,402		122,859		100.00%	100.00%
	[183,009	]	[2,515	]	[180,494	]	[100.00%]	[100.00%]
Doubtful	712,630		202,816		329,979		53.00%	74.76%
	[782,806	]	[297,982	]	[307,113	]	[62.64%]	[77.29%]
Special Attention	538,824		127,497		275,560		48.42%	74.80%
	[290,129	]	[78,959	]	[115,394	]	[45.18%]	[66.98%]
Total	1,378,716		334,716		728,400		51.46%	77.10%
	[1,255,945	]	[379,456	]	[603,003	]	[58.11%]	[78.22%]
Note: The upper figures are as of March 31, 2011. The lower figures with bracket are as of March 31, 2010. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic					1,249,072		1,085,544	163,527
Manufacturing					221,084		176,284	44,799
Construction					64,446		47,523	16,922
Wholesale and retail					215,454		158,810	56,643
Finance and insurance					8,865		3,501	5,364
Real estate					167,571		197,810	(30,239)
Goods rental and leasing					3,345		29,202	(25,857)
Services					123,969		104,950	19,018
Other industries					82,865		164,775	(81,909)
Consumer					361,470		202,686	158,784
Overseas					129,644		170,401	(40,757)
Financial institutions					19,266		21,153	(1,886)
Commercial and industrial					49,000		79,939	(30,938)
Other					61,376		69,308	(7,932)
Total					1,378,716		1,255,945	122,770

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					3,881		11,060	(7,179)
Doubtful					36,047		62,089	(26,042)
Special Attention					11,073		18,690	(7,616)
Non Performing Loans (1)					51,001		91,841	(40,839)
Normal					10,718,828		10,369,166	349,662
Total					10,769,830		10,461,007	308,822

Non Performing Loans / Total					0.47%		0.87%	(0.40)%
(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					43,870		75,967	(32,097)
Allowance for credit losses					13,230		33,951	(20,721)
Collateral, guarantees, etc.					30,639		42,015	(11,376)

Coverage ratio (2) / (1)					86.01%		82.71%	3.30%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3,881		15		3,865		100.00%	100.00%
	[11,060	]	[491	]	[10,569	]	[100.00%]	[100.00%]
Doubtful	36,047		9,841		20,067		61.58%	82.97%
	[62,089	]	[28,977	]	[27,330	]	[83.36%]	[90.68%]
Special Attention	11,073		3,373		6,706		77.25%	91.02%
	[18,690	]	[4,482	]	[4,115	]	[30.75%]	[46.00%]
Total	51,001		13,230		30,639		64.97%	86.01%
	[91,841	]	[33,951	]	[42,015	]	[68.14%]	[82.71%]

Note: The upper figures are as of March 31, 2011. The lower figures with bracket are as of March 31, 2010. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic					50,981		91,796	(40,815)
Manufacturing					5,715		12,835	(7,120)
Construction					1,488		2,269	(781)
Wholesale and retail					3,445		3,096	348
Finance and insurance					—		2,094	(2,094)
Real estate					24,865		27,606	(2,740)
Goods rental and leasing					—		180	(180)
Services					2,240		2,839	(599)
Other industries					3,042		25,447	(22,404)
Consumer					10,184		15,425	(5,240)
Overseas					20		44	(23)
Financial institutions					2		—	2
Commercial and industrial					5		44	(39)
Other					13		—	13
Total					51,001		91,841	(40,839)

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					149		159	(10)
Doubtful					95		137	(41)
Special Attention					785		709	76
Non Performing Loans (1)					1,031		1,006	24
Normal					112,502		124,140	(11,638)
Total					113,533		125,147	(11,613)

Non Performing Loans / Total					0.90%		0.80%	0.10%
(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					846		853	(7)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					846		853	(7)

Coverage ratio (2) / (1)					82.09%		84.82%	(2.72)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	149		—		149			100.00%
	[159	]	[—	]	[159	]		[100.00%]
Doubtful	95		—		95			99.86%
	[137	]	[—	]	[137	]		[100.00%]
Special Attention	785		—		601			76.53%
	[709	]	[—	]	[556	]		[78.47%]
Total	1,031		—		846			82.09%
	[1,006	]	[—	]	[853	]		[84.82%]
Note: The upper figures are as of March 31, 2011. The lower figures with bracket are as of March 31, 2010. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2011 (A)		As of March 31, 2010 (B)	Increase (Decrease) (A) - (B)
Domestic					1,031		1,006	24
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					693		371	322
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					337		635	(297)

Total					1,031		1,006	24

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
	Classification
Category of Borrowers	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[126.7]		[2.9]	[1.4] (*1)	100.00%	 Bankrupt or De facto Bankrupt [131.1]	Loans to bankrupt borrowers [49.7]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [792.1]
Potentially Bankrupt Borrowers	[356.7]		[391.9]		53.34%	‚ Doubtful [748.6]
Borrowers Requiring Caution (Special Attention Borrowers)	[549.8]				48.89%	ƒ Special Attention [549.8]	Accruing loans contractually past due 3 months or more [113.8]
							Restructured loans [436.0]
Borrowers Requiring Caution (Other Borrowers)						„ Normal [83,463.2]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						(+‚+ƒ)
						1,429.7	1,391.8

						Total

						(+‚+ƒ+„)
						84,892.9

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

22

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU and MUSP Combined

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010 (a)	As of March 31, 2011 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	108.8	136.1	221.8	208.2	183.0	137.9	127.3	(10.6)
Doubtful	514.5	690.9	618.2	676.2	786.6	805.9	716.2	(89.6)

Total	623.4	827.1	840.0	884.4	969.7	943.8	843.5	(100.2)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2008

Bankrupt or De facto Bankrupt	108.8	91.9	85.6	64.6	56.0	34.2	32.1	(2.0)
Doubtful	514.5	319.5	226.1	173.9	144.9	135.0	112.5	(22.4)

Total	623.4	411.5	311.8	238.5	200.9	169.2	144.7	(24.5)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt		44.2	71.0	53.6	44.4	24.8	18.1	(6.6)
Doubtful		371.3	140.5	87.7	61.0	57.2	34.4	(22.7)

Total		415.5	211.6	141.3	105.5	82.0	52.5	(29.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt			65.0	53.6	33.7	20.2	10.6	(9.6)
Doubtful			251.4	96.3	64.7	42.7	34.0	(8.7)

Total			316.5	150.0	98.4	63.0	44.6	(18.3)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt				36.2	26.2	17.5	12.1	(5.4)
Doubtful				318.2	247.4	162.8	77.5	(85.2)

Total				354.5	273.7	180.3	89.6	(90.6)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009

Bankrupt or De facto Bankrupt					22.5	15.5	10.8	(4.6)
Doubtful					268.4	211.3	109.9	(101.4)

Total					290.9	226.9	120.8	(106.0)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010

Bankrupt or De facto Bankrupt						25.4	17.3	(8.0)
Doubtful						196.7	170.9	(25.8)

Total						222.1	188.2	(33.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2010

Bankrupt or De facto Bankrupt							25.9
Doubtful							176.8

Total							202.7

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2011

	(in billions of yen)
	Time of categorization
	prior to March 31, 2008	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	Total
Liquidation	0.1	2.8	4.1	0.8	2.9	5.4	16.3
Re-constructive treatment	0.4	2.3	3.4	44.9	2.8	1.1	55.0
Upgrade due to re-constructive treatment	—	—	—	3.2	—	—	3.2
Loan sales to secondary market	0.7	—	—	—	0.7	2.3	3.8
Write-offs	1.8	0.8	6.4	8.3	9.9	6.4	33.9
Other	21.2	23.4	4.3	33.2	89.5	18.5	190.5
Collection / Repayment	15.1	19.4	2.9	8.9	20.0	14.7	81.3
Upgraded	6.0	4.0	1.4	24.3	69.5	3.7	109.2

Total	24.5	29.4	18.3	90.6	106.0	33.8	303.0

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2011

	(in billions of yen)
	Time of categorization
	prior to March 31, 2008	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010	Total
Legal liquidation	5.1	13.9	4.6	3.5	3.5	6.1	14.8	51.8
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	22.0	4.2	5.7	7.3	7.3	8.8	9.4	65.0
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	27.1	18.1	10.4	10.9	10.8	15.0	24.3	116.9

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010	As of September 30, 2010 (a)	As of March 31, 2011 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	9.0	13.2	19.3	13.1	11.2	4.5	4.0	(0.5)
Doubtful	45.7	34.1	41.8	65.1	62.2	58.5	36.1	(22.4)

Total	54.7	47.3	61.1	78.3	73.4	63.1	40.1	(22.9)

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2008
Bankrupt or De facto Bankrupt	9.0	8.0	6.8	3.3	2.0	1.8	1.3	(0.5)
Doubtful	45.7	22.5	17.5	15.2	13.9	12.2	9.1	(3.0)

Total	54.7	30.5	24.4	18.5	15.9	14.0	10.4	(3.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008
Bankrupt or De facto Bankrupt		5.2	9.7	7.4	7.1	1.3	1.2	(0.0)
Doubtful		11.5	4.5	4.2	4.0	3.8	3.6	(0.1)

Total		16.7	14.2	11.6	11.2	5.1	4.8	(0.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008
Bankrupt or De facto Bankrupt			2.7	1.5	0.8	0.2	0.1	(0.1)
Doubtful			19.7	13.7	5.7	5.1	3.1	(2.0)

Total			22.5	15.2	6.6	5.4	3.2	(2.2)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009
Bankrupt or De facto Bankrupt				0.9	0.8	0.2	0.3	0.1
Doubtful				31.8	26.8	25.3	3.5	(21.7)

Total				32.7	27.6	25.5	3.9	(21.5)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2009
Bankrupt or De facto Bankrupt					0.3	0.6	0.3	(0.2)
Doubtful					11.6	9.0	6.1	(2.8)

Total					11.9	9.7	6.5	(3.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2010
Bankrupt or De facto Bankrupt						0.2	0.4	0.2
Doubtful						3.0	1.7	(1.2)

Total						3.2	2.2	(1.0)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2010
Bankrupt or De facto Bankrupt							0.0
Doubtful							8.7

Total							8.8

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2011

	(in billions of yen)
	Time of categorization						Total
	prior to March 31, 2008	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010
Liquidation	—	—	—	—	1.8	—	1.8
Re-constructive treatment	—	—	—	17.5	—	—	17.5
Upgrade due to re-constructive treatment	—	—	—	2.6	—	—	2.6
Loan sales to secondary market	—	—	—	—	—	—	—
Write-offs	0.1	(0.0)	—	0.1	0.0	0.2	0.5
Other	3.4	0.2	2.2	1.1	1.2	0.7	9.1
Collection / Repayment	0.7	0.2	2.1	0.2	0.9	0.4	4.7
Upgraded	2.7	0.0	0.0	0.9	0.2	0.3	4.4

Total	3.6	0.2	2.2	21.5	3.1	1.0	31.8

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2011

	(in billions of yen)
	Time of categorization							Total
	prior to March 31, 2008	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	the 2nd half of fiscal 2009	the 1st half of fiscal 2010	the 2nd half of fiscal 2010
Legal liquidation	0.3	1.1	0.0	0.0	0.1	0.0	0.0	1.7
Quasi-legal liquidation	1.0	0.3	—	—	—	—	—	1.4
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.0	0.0	0.1	0.3	0.2	0.4	0.0	2.2
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	2.4	1.6	0.1	0.3	0.3	0.4	0.0	5.4

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	63,919,723	(3,932,077)	67,851,801
Manufacturing	8,801,232	(898,585)	9,699,817
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	130,204	(8,680)	138,884
Construction	1,058,259	(157,908)	1,216,167
Utilities	1,064,785	391,448	673,337
Communication and information services	1,050,091	(69,186)	1,119,277
Transport and postal activities	2,703,686	(182,451)	2,886,137
Wholesale and retail	6,366,197	(314,513)	6,680,710
Finance and insurance	7,560,941	(487,767)	8,048,708
Real estate	9,452,987	(243,996)	9,696,983
Goods rental and leasing	1,645,271	(300,430)	1,945,701
Services	3,059,912	(318,205)	3,378,117
Municipal government	953,470	(15,569)	969,039
Other industries	20,072,677	(1,326,236)	21,398,913
Overseas offices and loans booked at offshore markets	11,798,454	130,577	11,667,876

Total	75,718,178	(3,801,499)	79,519,677

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	18,044,760	(218,959)	18,263,719
Housing loans	17,300,674	(166,720)	17,467,394
Residential purpose	13,864,421	(85,141)	13,949,562
Other	744,086	(52,238)	796,324
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	39,917,727	(1,356,485)	41,274,212
% to total domestic loans	62.44%	1.61%	60.82%

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	53,708,420	(4,109,302)	57,817,722
Manufacturing	6,923,784	(657,207)	7,580,991
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	124,907	(8,033)	132,940
Construction	931,798	(123,405)	1,055,203
Utilities	682,358	254,625	427,733
Communication and information services	805,959	(33,411)	839,370
Transport and postal activities	1,996,396	(144,933)	2,141,329
Wholesale and retail	5,600,907	(319,252)	5,920,159
Finance and insurance	5,848,553	(544,535)	6,393,088
Real estate	7,545,571	(245,489)	7,791,060
Goods rental and leasing	1,037,267	(214,686)	1,251,953
Services	2,654,789	(378,471)	3,033,260
Municipal government	911,653	(11,295)	922,948
Other industries	18,644,478	(1,683,210)	20,327,688
Overseas offices and loans booked at offshore markets	11,273,295	(15,606)	11,288,902

Total	64,981,715	(4,124,908)	69,106,624

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	16,930,320	(226,608)	17,156,929
Housing loans	16,200,544	(176,538)	16,377,083
Residential purpose	13,072,075	(114,765)	13,186,841
Other	729,776	(50,070)	779,846
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	35,255,814	(1,453,694)	36,709,508
% to total domestic loans	65.64%	2.15%	63.49%

26

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	10,063,957	185,214	9,878,743
Manufacturing	1,877,448	(241,181)	2,118,629
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	5,297	(647)	5,944
Construction	126,461	(34,503)	160,964
Utilities	382,345	136,970	245,375
Communication and information services	244,132	(35,775)	279,907
Transport and postal activities	704,771	(36,414)	741,185
Wholesale and retail	765,290	4,739	760,551
Finance and insurance	1,712,388	56,768	1,655,620
Real estate	1,884,359	4,815	1,879,544
Goods rental and leasing	607,904	(85,744)	693,648
Services	403,527	60,548	342,979
Municipal government	24,279	(1,197)	25,476
Other industries	1,325,747	356,835	968,912
Overseas offices and loans booked at offshore markets	525,158	146,184	378,974

Total	10,589,116	331,399	10,257,717

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	1,044,823	12,234	1,032,589
Housing loans	1,030,970	14,282	1,016,688
Residential purpose	725,785	33,610	692,174
Other	13,852	(2,048)	15,901
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	4,534,807	100,740	4,434,067
% to total domestic loans	45.05%	0.17%	44.88%

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Domestic offices (excluding loans booked at offshore markets)	147,345	(7,989)	155,335
Manufacturing	—	(197)	197
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	82	(147)	229
Communication and information services	—	—	—
Transport and postal activities	2,519	(1,104)	3,623
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	23,057	(3,322)	26,379
Goods rental and leasing	100	—	100
Services	1,596	(282)	1,878
Municipal government	17,538	(3,077)	20,615
Other industries	102,452	139	102,313
Overseas offices and loans booked at offshore markets	—	—	—

Total	147,345	(7,989)	155,335

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Total domestic consumer loans	69,616	(4,584)	74,200
Housing loans	69,158	(4,464)	73,623
Residential purpose	66,559	(3,986)	70,546
Other	457	(119)	577
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Outstanding amount	127,106	(3,531)	130,637
% to total domestic loans	86.26%	2.16%	84.10%

28

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Asia	3,887,581	507,466	3,380,114
Thailand	496,489	(8,689)	505,179
Indonesia	329,370	41,312	288,057
Malaysia	285,892	44,455	241,436
Philippines	64,277	(3,392)	67,670
South Korea	271,404	(4,803)	276,207
Singapore	585,549	(22,790)	608,339
Hong Kong	940,639	178,758	761,880
China	40,809	3,394	37,415
Taiwan	186,816	65,183	121,632
Others	686,333	214,038	472,295
Latin America	1,462,091	35,267	1,426,823
Argentina	1,651	651	1,000
Brazil	119,221	(24,008)	143,229
Mexico	96,235	(8,168)	104,404
Caribbean countries	1,130,222	62,350	1,067,872
Others	114,759	4,442	110,317
North America	2,809,792	(311,707)	3,121,500
United States of America	2,621,434	(374,575)	2,996,010
Canada	188,357	62,867	125,490
Western Europe	2,744,166	(166,897)	2,911,064
United Kingdom	800,344	18,616	781,727
Germany	367,902	(49,740)	417,642
France	338,975	24,134	314,840
Netherlands	348,243	78,853	269,389
Spain	264,615	7,932	256,682
Italy	131,153	(42,844)	173,997
Others	492,933	(203,850)	696,783
Eastern Europe	208,980	(75,519)	284,500
Others	2,077,620	408,945	1,668,675

Total	13,190,233	397,554	12,792,678

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances as of the consolidated financial statements date.
UnionBanCal Corporation: ¥3,874,170 million (a 437,630 million yen decrease as compared with March 31, 2010.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥749,532 million (a 77,506 million yen increase as compared with March 31, 2010.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥480,971 million (a 57,182 million yen decrease as compared with March 31, 2010.)

29

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	118,287,876	1,799,600	116,488,275
Deposits (average balance)	113,548,296	1,196,549	112,351,747
Loans (ending balance)	75,570,832	(3,793,509)	79,364,342
Loans (average balance)	75,007,345	(5,932,109)	80,939,454

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	105,854,679	1,878,457	103,976,222
Deposits (average balance)	101,203,524	1,827,524	99,376,000
Loans (ending balance)	64,981,715	(4,124,908)	69,106,624
Loans (average balance)	64,869,097	(5,866,710)	70,735,808

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deposits (ending balance)	12,433,196	(78,856)	12,512,053
Deposits (average balance)	12,344,772	(630,974)	12,975,747
Loans (ending balance)	10,589,116	331,399	10,257,717
Loans (average balance)	10,138,247	(65,398)	10,203,646

30

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	64,384,645	1,339,265	63,045,379
Corporations and others	44,511,939	(40,546)	44,552,486
Domestic deposits	108,896,585	1,298,718	107,597,866
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	55,813,841	1,456,430	54,357,411
Corporations and others	41,359,766	40,220	41,319,545
Domestic deposits	97,173,607	1,496,650	95,676,956
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Individuals	8,570,804	(117,164)	8,687,968
Corporations and others	3,152,173	(80,767)	3,232,940
Domestic deposits	11,722,978	(197,931)	11,920,909

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

31

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deferred tax assets	1,039.1	14.5	1,024.5
Net operating losses carried forwards	23.6	(243.5)	267.2
Allowance for credit losses	456.3	9.5	446.8
Write-down on investment securities	294.2	0.5	293.7
Unrealized losses on other securities	113.9	20.6	93.2
Reserve for retirement benefits	92.8	7.0	85.8
Other	469.1	10.2	458.8
Valuation allowance	(411.0)	210.1	(621.1)
Deferred tax liabilities	375.4	(141.8)	517.3
Unrealized gains on other securities	178.1	(97.5)	275.7
Net deferred gains on hedges	44.7	(31.9)	76.6
Revaluation gains on securities upon merger	49.5	(19.1)	68.6
Gains on securities contributed to employee retirement benefits trust	65.9	(0.0)	65.9
Other	37.1	6.8	30.2
Net deferred tax assets	663.6	156.3	507.2

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010
Net business profits before credit costs	1,087.7	899.7	828.2	710.8	863.1	1,006.5
Credit costs	(565.4)	(53.4)	76.5	393.4	337.8	166.1
Income before income taxes	1,612.7	958.0	687.0	(195.1)	460.1	674.4
Reconciliation to taxable income	(1,403.1)	(401.6)	(123.1)	789.1	(3.7)	(28.3)
Taxable income	209.5	556.3	563.9	593.9	456.3	646.0

The amounts presented for FY2005 include amounts of BTMU and former UFJ Bank Limited.

Credit costs include gains on loans written-off.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because net operating losses carried forwards was immaterial in amount at the end of the fiscal year and we are considered to be a company showing stable financial performance.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Deferred tax assets	62.1	(24.3)	86.5
Write-down on investment securities	59.5	(27.7)	87.3
Allowance for credit losses	24.6	(1.2)	25.9
Unrealized losses on other securities	14.4	1.5	12.8
Net operating losses carried forwards	5.0	(19.3)	24.3
Other	58.1	3.0	55.0
Valuation allowance	(99.6)	19.3	(118.9)
Deferred tax liabilities	51.0	(39.7)	90.7
Unrealized gains on other securities	18.4	(42.4)	60.9
Reserve for retirement benefits	16.5	(0.1)	16.7
Other	16.0	2.8	13.1
Net deferred tax assets	11.1	15.3	(4.2)

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010
Net business profits before credit costs	252.6	274.3	187.2	131.5	110.2	150.4
Credit costs	(55.3)	(8.1)	(26.3)	(35.5)	23.7	8.0
Income before income taxes	306.9	284.0	197.3	88.1	52.0	101.9
Reconciliation to taxable income	(212.0)	(142.9)	(26.3)	(16.0)	23.3	(79.6)
Taxable income	94.8	141.1	170.9	72.0	75.3	22.3

The amounts presented for FY2005 include amounts of MUTB and former UFJ Trust Bank Limited.

Credit costs include gains on loans written-off.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because net operating losses carried forwards was immaterial in amount at the end of the fiscal year and we are considered to be a company showing stable financial performance.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Projected benefit obligation	(A)	1,949,799	53,223	1,896,576
Discount rates		1.0% ~ 9.0%		1.0% ~ 12.0%
Fair value of plan assets	(B)	2,018,693	(92,624)	2,111,317
Prepaid pension cost	(C)	500,218	(80,709)	580,927
Reserve for retirement benefits	(D)	59,192	(2,628)	61,821
Total amount unrecognized	(A) - (B) + (C) - (D)	372,132	67,767	304,365
Unrecognized net actuarial loss		392,211	58,016	334,194
Unrecognized prior service cost		(20,079)	9,750	(29,829)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Net periodic cost of retirement benefits		73,105	(38,684)	111,790
Service cost		45,552	(1,429)	46,981
Interest cost		45,925	7,511	38,413
Expected return on plan assets		(72,643)	(7,246)	(65,396)
Amortization of unrecognized prior service cost		(9,537)	150	(9,688)
Amortization of unrecognized net actuarial loss		46,710	(41,152)	87,863
Other		17,098	3,481	13,617

(3)	Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2011
Discount rates	Domestic consolidated subsidiaries 1.0% ~ 2.2%
Overseas consolidated subsidiaries 5.0% ~ 9.0%
Expected return	Domestic consolidated subsidiaries 0.5% ~ 4.1%
Overseas consolidated subsidiaries 4.0% ~ 8.5%
Method used in allocation of estimated retirement benefits	Straight-line method
Duration for amortization of unrecognized prior service cost	Primarily over 10 years
Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years

34

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Projected benefit obligation	(A)	1,229,724	11,167	1,218,557
Discount rates		1.6% ~ 2.0%		1.8% ~ 2.1%
Fair value of plan assets	(B)	1,262,525	(83,238)	1,345,763
Prepaid pension cost	(C)	300,021	(4,371)	304,392
Reserve for retirement benefits	(D)	12,547	133	12,413
Total amount unrecognized	(A) - (B) + (C) - (D)	254,673	89,900	164,773
Unrecognized net actuarial loss		264,549	84,619	179,929
Unrecognized prior service cost		(9,875)	5,281	(15,156)
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Net periodic cost of retirement benefits		51,959	(24,480)	76,440
Service cost		25,467	(1,708)	27,176
Interest cost		25,871	4,626	21,244
Expected return on plan assets		(36,529)	(5,051)	(31,477)
Amortization of unrecognized prior service cost		(5,281)	894	(6,175)
Amortization of unrecognized net actuarial loss		31,232	(24,200)	55,433
Other		11,198	958	10,239

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2011 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2010 (B)
Projected benefit obligation	(A)	424,768	8,961	415,806
Discount rates		1.9%		2.0%
Fair value of plan assets	(B)	500,228	(26,985)	527,214
Prepaid pension cost	(C)	204,612	(343)	204,955
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	129,151	35,604	93,547
Unrecognized net actuarial loss		151,085	31,406	119,678
Unrecognized prior service cost		(21,933)	4,198	(26,131)
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2011 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2010 (B)
Net periodic cost of retirement benefits		9,196	(12,124)	21,320
Service cost		6,423	(1,019)	7,443
Interest cost		8,267	1,589	6,678
Expected return on plan assets		(20,486)	(1,916)	(18,570)
Amortization of unrecognized prior service cost		(4,198)	—	(4,198)
Amortization of unrecognized net actuarial loss		18,700	(10,074)	28,774
Other		489	(703)	1,193

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of March 31, 2011 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of March 2011 decreased to ¥1.46 trillion in total, a decrease of ¥0.28 trillion compared with the balance as of the end of March 2010, mainly due to sales of securitized products, which had risks of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥78 billion, improved by ¥47 billion compared to the end of March 2010.

•	The effect on the P/L for the fiscal year ended March 31, 2011 was a gain of ¥2 billion as a result of market recovery.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2010	Net unrealized gains (losses)	Change from end of March 2010	Balance	Net unrealized gains (losses)
1	RMBS	107	26	12	9	0	0
2	Sub-prime RMBS	15	(7)	9	4	0	0
3	CMBS	28	6	(1)	1	0	0
4	CLOs	1,224	(300)	(87)	33	1,034	(84)
5	Other securitized products (card, etc.)	95	(11)	(3)	3	24	(1)
6	CDOs	3	(5)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,457	(284)	(78)	47	1,058	(85)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 30% of our investments in securitized products, a decrease of 3% compared with the end of March 2010, mainly due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products accounted for 81% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	47	16	17	4	22	0	107
10	Sub-prime RMBS	6	1	0	1	6	0	15
11	CMBS	10	5	8	1	4	0	28
12	CLOs	328	703	68	64	61	0	1,224
13	Other securitized products (card, etc.)	57	20	4	7	6	1	95
14	CDOs	1	1	0	0	1	0	3
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	443	745	97	76	94	1	1,457

17	Percentage of total	30%	51%	7%	5%	6%	0%	100%
18	Percentage of total (End of March 2010)	33%	46%	7%	7%	7%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2011.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2010
1	LBO Loan[3] (Balance on a commitment basis)	23	100	21	184	328	(154)
2	Balance on a booking basis	13	88	19	165	285	(133)

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2011 was ¥3.57 trillion (¥0.90 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Cash and due from banks	5,533,893	7,892,503
Call loans	204,167	147,984
Receivables under resale agreements	381,253	545,449
Receivables under securities borrowing transactions	4,827,881	751,482
Monetary claims bought	2,295,765	1,964,799
Trading assets	7,556,066	6,657,614
Money held in trust	42,573	48,615
Securities	52,068,380	58,303,309
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	69,106,624	64,981,715
Foreign exchanges	1,042,933	1,122,028
Other assets	3,783,574	4,277,306
Tangible fixed assets	886,516	872,747
Intangible fixed assets	306,339	311,683
Deferred tax assets	507,267	663,663
Customers’ liabilities for acceptances and guarantees	6,160,690	5,682,078
Allowance for credit losses	(722,486)	(712,944)

Total assets	153,924,815	153,453,411

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Liabilities:
Deposits	103,976,222	105,854,679
Negotiable certificates of deposit	9,604,478	8,609,042
Call money	1,075,399	1,253,406
Payables under repurchase agreements	4,713,556	4,758,873
Payables under securities lending transactions	2,670,935	614,479
Trading liabilities	4,877,129	4,225,944
Borrowed money	5,159,050	6,573,203
Foreign exchanges	743,188	711,012
Bonds payable	4,136,930	4,207,311
Other liabilities	2,990,850	3,318,890
Reserve for bonuses	17,003	16,965
Reserve for bonuses to directors	140	141
Reserve for retirement benefits	12,413	12,547
Reserve for loyalty award credits	739	798
Reserve for contingent losses	44,001	40,012
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	182,300	180,195
Acceptances and guarantees	6,160,690	5,682,078

Total liabilities	146,365,062	146,059,614

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,379,041	1,744,287
Revenue reserve	190,044	190,044
Other retained earnings	1,188,997	1,554,242
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	468,368	833,613

Treasury stock	—	(250,000)
Total shareholders’ equity	6,969,275	7,084,520

Net unrealized gains (losses) on other securities	260,775	27,110
Net deferred gains (losses) on hedging instruments	112,231	65,497
Land revaluation excess	217,470	216,668

Total valuation and translation adjustments	590,477	309,275

Total net assets	7,559,752	7,393,796

Total liabilities and net assets	153,924,815	153,453,411

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Ordinary income	2,916,427	2,692,418
Interest income	1,791,691	1,617,422
Interest on loans and bills discounted	1,153,280	996,944
Interest and dividends on securities	387,349	433,249
Fees and commissions	526,339	512,649
Trading income	110,643	101,165
Other business income	314,389	370,005
Other ordinary income	173,363	91,175
Ordinary expenses	2,508,601	2,034,418
Interest expenses	483,697	369,843
Interest on deposits	190,480	128,464
Fees and commissions	134,614	138,350
Trading expenses	—	1,866
Other business expenses	249,239	90,444
General and administrative expenses	1,080,498	1,039,395
Other ordinary expenses	560,551	394,516

Ordinary profits	407,826	657,999

Extraordinary gains	85,848	44,079
Extraordinary losses	33,566	27,667

Income before income taxes	460,108	674,411

Income taxes - current	42,031	64,154
Refund of income taxes	(8,712)	—
Income taxes - deferred	84,121	(29,006)

Total taxes	117,440	35,148

Net income	342,667	639,263

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Cash and due from banks	962,798	1,813,494
Call loans	74,300	65,400
Receivables under securities borrowing transactions	46,876	222,291
Monetary claims bought	36,480	28,443
Trading assets	271,961	318,728
Money held in trust	6,956	2,290
Securities	9,497,383	10,687,782
Loans and bills discounted	10,257,717	10,589,116
Foreign exchanges	5,785	9,918
Other assets	757,904	767,285
Tangible fixed assets	170,129	166,259
Intangible fixed assets	66,150	64,917
Deferred tax assets	—	11,111
Customers’ liabilities for acceptances and guarantees	162,735	139,962
Allowance for credit losses	(66,448)	(54,436)

Total assets	22,250,732	24,832,564

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Liabilities:
Deposits	12,512,053	12,433,196
Negotiable certificates of deposit	1,811,209	2,931,733
Call money	285,182	418,379
Payables under repurchase agreements	2,518,874	3,184,471
Payables under securities lending transactions	196,854	197,871
Trading liabilities	62,704	59,545
Borrowed money	1,438,991	2,340,455
Foreign exchanges	478	1,107
Short-term bonds payable	20,400	5,200
Bonds payable	337,100	288,800
Due to trust accounts	1,278,762	1,153,993
Other liabilities	291,682	381,320
Reserve for bonuses	4,218	4,321
Reserve for bonuses to directors	89	85
Reserve for contingent losses	17,015	17,042
Deferred tax liabilities	4,284	—
Deferred tax liabilities for land revaluation	6,663	6,570
Acceptances and guarantees	162,735	139,962

Total liabilities	20,949,299	23,564,058

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	514,628	548,371
Revenue reserve	73,714	73,714
Other retained earnings	440,914	474,657
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	301,709	335,452

Total shareholders’ equity	1,251,222	1,284,965

Net unrealized gains (losses) on other securities	70,219	(179)
Net deferred gains (losses) on hedging instruments	(13,146)	(9,282)
Land revaluation excess	(6,862)	(6,997)

Total valuation and translation adjustments	50,210	(16,459)

Total net assets	1,301,432	1,268,506

Total liabilities and net assets	22,250,732	24,832,564

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2010	For the fiscal year ended March 31, 2011
Ordinary income	514,784	530,530
Trust fees	79,700	76,539
Interest income	259,072	238,248
Interest on loans and bills discounted	131,666	111,236
Interest and dividends on securities	111,164	115,604
Fees and commissions	99,351	102,820
Trading income	13,409	7,416
Other business income	42,439	91,478
Other ordinary income	20,810	14,027
Ordinary expenses	461,553	425,844
Interest expenses	94,056	74,025
Interest on deposits	62,457	42,679
Fees and commissions	20,539	21,193
Trading expenses	—	205
Other business expenses	74,726	84,449
General and administrative expenses	220,534	201,391
Other ordinary expenses	51,696	44,579

Ordinary profits	53,230	104,685

Extraordinary gains	4,068	1,727
Extraordinary losses	5,295	4,428

Income before income taxes	52,004	101,985

Income taxes - current	1,162	1,856
Income taxes - deferred	(16,407)	24,637

Total taxes	(15,245)	26,494

Net income	67,250	75,490

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Loans and bills discounted	155,335	147,345
Securities	48,250,717	48,559,568
Beneficiary rights to the trust	30,253,813	30,104,181
Securities held in custody accounts	1,191,472	1,157,840
Monetary claims	10,182,843	11,411,248
Tangible fixed assets	8,965,903	8,929,489
Intangible fixed assets	133,654	131,400
Other claims	1,881,213	2,790,990
Call loans	1,060,298	1,544,778
Due from banking account	1,559,372	1,459,085
Cash and due from banks	1,626,043	1,911,548

Total	105,260,668	108,147,478

Liabilities:
Money trusts	16,807,865	17,122,381
Pension trusts	12,167,441	12,224,957
Property formation benefit trusts	12,866	13,516
Loan trusts	42,604	—
Investment trusts	28,281,581	29,401,183
Money entrusted other than money trusts	2,121,717	2,006,413
Securities trusts	1,281,437	1,302,122
Monetary claim trusts	10,577,539	11,827,795
Equipment trusts	36,063	52,281
Land and fixtures trusts	93,449	85,935
Composite trusts	33,838,100	34,110,892

Total	105,260,668	108,147,478

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Assets:
Loans and bills discounted	125,147	113,533
Securities	53,296	46,195
Other	913,305	877,473

Total	1,091,749	1,037,202

Liabilities:
Principal	1,086,286	1,033,111
Allowance for bad debts	378	341
Other	5,084	3,749

Total	1,091,749	1,037,202

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2010	As of March 31, 2011
Total funds	43,354,040	44,725,785
Deposits	12,512,053	12,433,196
Negotiable certificates of deposit	1,811,209	2,931,733
Money trusts	16,807,865	17,122,381
Pension trusts	12,167,441	12,224,957
Property formation benefit trusts	12,866	13,516
Loan trusts	42,604	—

Loans and bills discounted	10,413,052	10,736,462

Banking account	10,257,717	10,589,116
Trust account	155,335	147,345

Investment securities	57,748,100	59,247,351

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46